Filed pursuant to Rule 424(b)(4)
Registration No. 333-254147

 PROSPECTUS

10,921,502 Ordinary Shares
6,116,041 Ordinary Shares
Issuable upon Exercise of Outstanding Warrants
To Be Sold by Selling Shareholders

This prospectus relates to the resale by the selling shareholders named herein, from time to time, of up to (i) 10,921,502 ordinary shares, par value NIS 0.25 per share (the “Ordinary Shares”), and (ii) 6,116,041 ordinary shares, par value NIS 0.25 per share (the “Purchaser Warrant Shares”), issuable upon exercise of outstanding warrants (“Purchaser Warrants”). The Ordinary Shares and the Purchaser Warrants were initially issued by us in a private placement (the “Private Placement”), pursuant to the securities purchase agreement, dated as of February 19, 2021, between us and certain selling shareholders. We are also registering ordinary shares, par value NIS 0.25 per share (the “Placement Agent Warrant Shares”), issuable upon exercise of outstanding warrants issued to designees of the placement agent of our Private Placement as compensation for its services (the “Placement Agent Warrants” and, together with the Purchaser Warrants, the “Warrants”). The Ordinary Shares, Purchaser Warrant Shares and Placement Agent Warrant Shares are referred to herein as the “Securities.” We are not registering the resale of the Purchaser Warrants or Placement Agent Warrants.

We will not receive any proceeds from the sale of Securities by the selling shareholders. We will, however, receive the proceeds of any Warrants exercised for cash in the future, which will total up to approximately $22.7 million, based on the Warrants’ exercise prices.  See “Use of Proceeds” in this prospectus.

The selling shareholders may offer and sell the Securities from time to time at varying prices and in a number of different ways as each selling shareholder may determine through public or private transactions or through other means described under “Plan of Distribution.” Each selling shareholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, to the extent available pursuant to the restrictions thereunder, rather than under this prospectus.

The selling shareholders will bear all commissions, discounts and concessions, if any, attributable to the sale or disposition of the Securities. Other than in connection with our indemnification obligations with respect to the selling shareholders, we will bear only the costs, expenses and fees in connection with the registration of the Securities. We will not be paying any underwriting commissions or discounts in offerings under this prospectus. For more information, see “Plan of Distribution.”

Our ordinary shares are traded on the Nasdaq Capital Market under the symbol “RWLK.”  The last reported sales price of our ordinary shares on the Nasdaq Capital Market on March 18, 2021 was $2.95 per ordinary share.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” IN THIS PROSPECTUS.

None of the Securities and Exchange Commission, the Israel Securities Authority or any state securities commission has approved or disapproved of the securities being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

___________________________

The date of this prospectus is March 19, 2021

i

ABOUT THIS PROSPECTUS

This prospectus relates to the resale from time to time by selling shareholders of (i) 10,921,502 ordinary shares, par value NIS 0.25 per share, and (ii) 6,116,041 ordinary shares, par value NIS 0.25 per share, issuable upon exercise of outstanding warrants. Before buying any of the ordinary shares that the selling shareholders are offering, we urge you to read this prospectus carefully. These documents contain important information that you should consider when making your investment decision.

You should rely only on the information we have provided in this prospectus. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representation. You should assume that the information in this prospectus is accurate only as of the dates on the front of this prospectus.

For investors outside the United States: We have not done anything that would permit offerings under this prospectus, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

Unless the context clearly indicates otherwise, references in this prospectus to “we,” “our,” “ours,” “us,” “the Company” and “ReWalk” refer to ReWalk Robotics Ltd. and its subsidiaries.

PROSPECTUS SUMMARY

Overview

We are an innovative medical device company that is designing, developing and commercializing robotic exoskeletons that allow individuals with mobility impairments or other medical conditions the ability to stand and walk once again. We have developed and are continuing to commercialize our ReWalk Personal and ReWalk Rehabilitation devices for individuals with spinal cord injury (“SCI Products”), which are exoskeletons designed for individuals with paraplegia that use our patented tilt-sensor technology and an on-board computer and motion sensors to drive motorized legs that power movement.

We have also developed and began commercializing our ReStore device in June 2019. ReStore is a powered, lightweight soft exo-suit intended for use in the rehabilitation of individuals with lower limb disability due to stroke. During the second quarter of 2020 we finalized and moved to implement two separate agreements to distribute additional product lines in the U.S. market. The Company will be the exclusive distributor of the MediTouch Tutor movement biofeedback systems in the United States and will also have distribution rights for the MYOLYN MyoCycle FES cycles to U.S. rehabilitation clinics and personal sales through the U.S. Department of Veterans Affairs (“VA”) hospitals and other personal sales. These new products will improve our product offering to clinics as well as patients within the VA as they both have similar clinician and patient profile.

Our principal markets are the United States and Europe. In Europe, we have a direct sales operation in Germany and the United Kingdom and work with distribution partners in certain other major countries. We have offices in Marlborough, Massachusetts, Berlin, Germany and Yokneam, Israel, from which we operate our business.

Corporate Information

We were incorporated in 2001 under the laws of the State of Israel. Our principal executive offices are located at 3 Hatnufa St., Floor 6, Yokneam Ilit 2069203, Israel, and our telephone number is +972 (4) 959-0123. Our website address is www.rewalk.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. We have irrevocably appointed our subsidiary, ReWalk Robotics Inc., which is incorporated in Delaware, as our agent to receive service of process in any action against us in any U.S. federal or state court. The address of ReWalk Robotics Inc. is 200 Donald Lynch Blvd., Marlborough, MA 01752, and its telephone number is (508) 251-1154.

ReWalk® is our registered trademark in Israel and in the United States and Restore™ is our registered trademark in Europe and the United States. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

Outstanding Shares and Warrants Issued in the February 2021 Private Placement

The shares offered in this prospectus relate to the resale by selling shareholders of an aggregate of 10,921,502 ordinary shares and 6,116,041 ordinary shares issuable upon the exercise of outstanding warrants, which were issued in our private placement of shares and warrants on February 19, 2021 (the “February 2021 Private Placement”). We sold the 10,921,502 ordinary shares (the “February 2021 Shares”) to institutional investors pursuant to a securities purchase agreement between us and the investors party thereto, dated February 19, 2021 (the “February 2021 Purchase Agreement”). The outstanding warrants include:

•
warrants to purchase up to 5,460,751 ordinary shares at an exercise price of $3.60 (the “February 2021 Institutional Warrants”), which were issued to institutional investors pursuant to the February 2021 Purchase Agreement; and

•
warrants to purchase up to 655,290 ordinary shares at an exercise price of $4.578125 per share (the “February 2021 HCW Warrants”), which were issued to designees of H.C. Wainwright & Co., LLC (“H.C. Wainwright”), the placement agent of the February 2021 Private Placement, as compensation for its services.

We refer to the February 2021 Institutional Warrants and the February 2021 HCW Warrants in this prospectus collectively as the “February 2021 Warrants.” All February 2021 Shares and February 2021 Warrants were issued pursuant to the exemption from the registration requirements in Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder. We filed a registration statement on Form S-1 (File No. 333-254147), of which this prospectus is a part, to enable the holders of the February 2021 Shares to resell such ordinary shares and the holders of the February 2021 Warrants to resell the underlying ordinary shares after exercising the warrants for cash, as well as to satisfy our resale registration obligations under our registration rights agreement, dated February 19, 2021 (the “February 2021 Registration Rights Agreement”), with the investors party thereto.

The Offering

Securities offered by the selling shareholders	10,921,502 ordinary shares and 6,116,041 ordinary shares issuable upon exercise of the outstanding February 2021 Warrants.

Ordinary shares outstanding before this offering	45,986,777 ordinary shares, based on the number of shares outstanding as of February 26, 2021 (which includes 10,921,502 ordinary shares issued on February 26, 2021).

Ordinary shares to be outstanding after this offering	52,102,818 shares (assuming the exercise of all the outstanding February 2021 Warrants and the resale of all underlying ordinary shares by the selling shareholders in offerings under this prospectus).

Use of proceeds
We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. We will, however, receive the proceeds of any Warrants exercised for cash in the future. Such net proceeds will be up to approximately $ 22.7 million, based on the February 2021 Warrants’ exercise prices.  See “Use of Proceeds” in this prospectus.

Dividend policy	We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future.
Risk factors
You should carefully consider the risk factors described in the section of this prospectus entitled “Risk Factors,” together with all of the other information included in this prospectus, before deciding to purchase our ordinary shares.

Ordinary Shares Outstanding and Other Outstanding Warrants

The total number of ordinary shares we disclose as outstanding before this offering excludes all 6,116,041 ordinary shares underlying the February 2021 Warrants, and the total number of shares we disclose as outstanding after this offering assumes that the selling shareholders will exercise all such February 2021 Warrants prior to reselling the ordinary shares issued upon such exercises. Additionally, unless otherwise stated in this prospectus, the total number of ordinary shares outstanding both before and after this offering is based on 45,986,777 shares outstanding as of February 26, 2021(which includes 10,921,502 ordinary shares issued on February 26, 2021 in the February 2021 Private Placement) and excludes:

•
as of February 26, 2021, 1,901,762 ordinary shares reserved for issuance under our equity incentive plans, of which there were outstanding options to purchase 67,746 ordinary shares at a weighted average exercise price of $38.24 per share, (ii) 1,172,810 ordinary shares underlying unvested restricted stock units (“RSUs”), and (iii) 661,206 ordinary shares available for future grant;

•
as of February 26, 2021, 97,496 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $118.75, which were issued on November 1, 2016 in a follow-on underwritten public offering and are exercisable until November 1, 2021, subject to the terms thereof (the “November 2016 Oppenheimer Warrants”);

•
as of February 26, 2021, 6,679 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $7.50 per share, which were granted on December 31, 2015 and December 28, 2016 to Kreos Capital V (Expert Fund) Limited, and are currently exercisable (in whole or in part) until the earlier of (i) December 30, 2025 or (ii) an “M&A Transaction,” as defined in the warrant;

•
as of February 26, 2021, 126,839 ordinary shares issued upon the exercise of warrants to purchase ordinary shares at an exercise price of $7.5 per share, which were issued on November 20, 2018 in a follow-on underwritten public offering and may be exercised until November 20, 2023, subject to the terms thereof (the “November 2018 Common Warrants”);

•
as of February 26, 2021, 106,680 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $9.375 per share, which were issued to the underwriters of the follow-on underwritten public offering on November 20, 2018 and may be exercised until November 15, 2023, subject to the terms thereof (the “November 2018 HCW Warrants”);

•
as of February 26, 2021, 45,600 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $7.1875 per share, which were issued to designees of the placement agent in a follow-on “best efforts” public offering on February 26, 2019 and may be exercised until February 21, 2024, subject to the terms thereof (the “February 2019 HCW Warrants”);

•
as of February 26, 2021, 408,457 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $5.14 per share, which were issued to certain institutional purchasers in a private placement on April 5, 2019 and may be exercised until October 7, 2024, subject to the terms thereof (the “April 2019 Institutional Warrants”);

•
as of February 26, 2021, 49,015 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $6.503125 per share, which were issued to designees of the placement agent in the private placement on April 5, 2019 and may be exercised until April 3, 2024, subject to the terms thereof (the “April 2019 HCW Warrants”);

•
as of February 26, 2021, 1,464,665 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $7.50 per share, which were issued to certain institutional purchasers in a private placement on June 5 and 6, 2019 and may be exercised until June 5, 2024, subject to the terms thereof (the “June 2019 Private Placement Warrants”);

•
as of February 26, 2021, 87,880 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $9.375 per share, which were issued to designees of the placement agent in the private placement on June 5 and 6, 2019 and may be exercised until June 5, 2024, subject to the terms thereof (the “June 5, 2019 HCW Warrants”);

•
as of February 26, 2021, 416,667 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $6.00 per share, which were issued to certain institutional investors in a private placement of warrants on June 12, 2019 (concurrent with our registered direct offering of ordinary shares) and may be exercised until December 12, 2024, subject to the terms thereof (the “June 2019 Institutional Warrants”);

•
as of February 26, 2021, 50,000 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $7.50 per share, which were issued to designees of the placement agent in the private placement on June 12, 2019 and may be exercised until June 10, 2024, subject to the terms thereof (the “June 12, HCW Warrants”);

•
as of February 26, 2021, 58,400 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $1.25 per share, which were issued in a follow-on “best efforts” public offering on February 10, 2020 and may be exercised until February 5, 2025, subject to the terms thereof (the “February 2020 Common Warrants”);

•
as of February 26, 2021, 105,840 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $1.5625 per share, which were issued to designees of the placement agent in the follow-on “best efforts” public offering on February 10, 2020 and may be exercised until February 5, 2025, subject to the terms thereof (the “February 2020 HCW Warrants”);

•
as of February 26, 2021, 448,698 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $1.76 (the “July 2020 Institutional Warrants”), which were issued to institutional investors in a private placement pursuant to a securities purchase agreement between us and the investors party thereto, dated July 1, 2020;

•
as of February 26, 2021, 296,297 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $2.2781 per share (the “July 2020 HCW Warrants”), which were issued to designees of the placement agent of the July 2020 private placement, as compensation for its services;

•
as of February 26, 2021, 661,760 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $1.34 per share (the “December 2020 Institutional Warrants”), which were issued to institutional investors in a private placement pursuant to a securities purchase agreement between us and the investors party thereto, dated December 3, 2020; and

•
as of February 26, 2021, 108,806 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $1.7922 per share (the “December 2020 HCW Warrants”), which were issued to designees of the placement agent of the December 2020 private placement, as compensation for its services.

RISK FACTORS

An investment in our securities involves risks. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. If any of these risks occur, the value of our ordinary shares and our other securities may decline. Before investing in our ordinary shares, you should consider carefully any risk factors set forth in this prospectus, any prospectus supplement hereto or any free writing prospectus that we have authorized for use in connection with this offering and the risk factors described in “Part I. Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “2020 Form 10-K”), incorporated by reference herein, and other documents subsequently filed with or furnished to the Securities and Exchange Commission (the “SEC”). For more information, see “Incorporation of Certain Documents by Reference.”

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933 (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). Such forward-looking statements may include projections regarding ReWalk's future performance and other statements that are not statements of historical fact and, in some cases, may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "should," "would," "seek" and similar terms or phrases.

 These forward-looking statements are based on our management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict, and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, the factors discussed under the heading "Risk Factors" in the 2020 Form 10-K incorporated by reference herein and other documents subsequently filed with or furnished to the SEC, including, but not limited to:

•	the adverse effect that the current coronavirus (COVID-19) pandemic has had and may continue to have on our business and results of operations;
•	our ability to have sufficient funds to meet certain future capital requirements, which could impair our efforts to develop and commercialize existing and new products;
•	our ability to maintain compliance with the continued listing requirements of the Nasdaq Capital Market and the risk that our ordinary shares will be delisted if we cannot do so;
•	our expectations regarding future growth, including our ability to increase sales in our existing geographic markets and expand to new markets;
•	our ability to maintain and grow our reputation and the market acceptance of our products;
•	our ability to achieve reimbursement from third-party payors for our products;
•	our limited operating history and our ability to leverage our sales, marketing and training infrastructure;
•	our expectations as to our clinical research program and clinical results;
•	our ability to obtain certain components of our products from third-party suppliers and our continued access to our product manufacturers;
•	our ability to improve our products and develop new products;
•
our compliance with medical device reporting regulations to report adverse events involving our products, which could result in voluntary corrective actions or enforcement actions such as mandatory recalls, and the potential impact of such adverse events on ReWalk’s ability to market and sell its products;

•	our ability to gain and maintain regulatory approvals;
•	our expectations as to the results of the U.S. Food and Drug Administration, potential regulatory developments with respect to our mandatory 522 postmarket surveillance study;
•	the risk of a cybersecurity attack or breach of our IT systems significantly disrupting our business operations;
•	our ability to maintain adequate protection of our intellectual property and to avoid violation of the intellectual property rights of others;
•	our ability to establish a pathway to commercialize our products in China;
•	the impact of substantial sales of our shares by certain shareholders on the market price of our ordinary shares;
• •	our ability to use effectively the proceeds of our offerings of securities; the risk of substantial dilution resulting from the periodic issuances of our ordinary shares;
•	the impact of the market price of our ordinary shares on the determination of whether we are a passive foreign investment company; and
•	market and other conditions.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.

Any forward-looking statements made in this prospectus and the documents incorporated by reference into this prospectus speak only as of the date of the particular statement. Factors or events that could cause the Company's actual results to differ from the statements contained herein or therein may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

MANAGEMENT

Information about our Directors

Set forth below are the names and ages of the directors of the Company as of March 1, 2021 and their principal occupations at present and for the past five years. Our Board of Directors currently has eight members and is divided into three classes, with a class of directors elected each year for a three-year term. No family relationships exist between any directors or executive officers, as such term is defined in Item 401 of Regulation S-K promulgated under the Exchange Act.

Name	Age	Current Position with the Company	Director Since
Jeff Dykan*(1)	62	Class I Director, Chairman	2009
Yasushi Ichiki*	53	Class I Director	2014
Larry Jasinski	63	Class II Director, Chief Executive Officer	2012
Dr. John William Poduska*(2) (3)	83	Class II Director	2014
Randel E. Richner*	65	Class II Director	November 2020
Wayne B. Weisman*(3)	65	Class III Director	2009
Aryeh (Arik) Dan*(1)(2)	62	Class III Director	2013
Yohanan Engelhardt*(3)	62	Class III Director	2018

*Independent
(1) Member of Nominating and Corporate Governance Committee.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.

Class I Directors Continuing in Office until the 2021 Annual General Meeting of Shareholders

Set forth below is a list of our directors continuing in office until the 2021 annual general meeting of shareholders, together with certain biographical information, including their ages as of March 1, 2021.

Jeff Dykan, 62, has served on our Board since 2006 and has been the Chairman of our Board since 2009. He was appointed by our shareholder SCP Vitalife. Since 2002 Mr. Dykan has been a director of Vitalife Partners Management LP, the general partner of Vitalife, and since 2007 has been a director of its successor fund, SCP Vitalife GP, the corporate general partner of the common general partner of SCP Vitalife Partners II L.P. and its affiliate SCP Vitalife Partners (Israel) II L.P. He has also served as a managing member of SCP Vitalife Management Company, LLC and SCP Vitalife Management Israel Ltd., which by contract provides certain management services to the common general partner of SCP Vitalife. Prior to joining Vitalife, from 2001 to 2002, Mr. Dykan was the Chairman and Chief Executive Officer of BitBand Inc., formerly a provider of content management and delivery systems, specializing in video on demand for IPTV. Mr. Dykan is a member of the American Institute of CPAs and holds a B.Sc. in accounting and management and an M.B.A. in computer applications, both from New York University. We believe that Mr. Dykan’s extensive knowledge of corporate finance, securities and investments and his years of acting in management roles provide him the qualifications and skills to serve as a member of our Board.

Yasushi Ichiki, 53, has served on our Board since 2014. He was appointed by our shareholder Yaskawa Electric Corporation. Mr. Ichiki has been the Manager of the Corporate Planning Department, Corporate Planning Division, of Yaskawa Electric Corporation since May 2014. Previously, from February 2010 to April 2014, he served as the General Manager of Corporate Planning, Robotics Division of Yaskawa Europe GmbH. Mr. Ichiki holds a B.A. from Yamaguchi University, Japan. We believe that Mr. Ichiki’s management experience and his expertise in the development and marketing of robotics and power electronics technology provide him the qualifications and skills to serve as a member of our Board.

Class II Directors Continuing in Office until the 2022 Annual General Meeting of Shareholders

Set forth below is a list of our directors continuing in office until the 2022 annual general meeting of shareholders, together with certain biographical information, including their ages as of March 1, 2021:

Larry Jasinski, 63, has served as our Chief Executive Officer and as a member of our Board since February 2012. From 2005 until 2012, Mr. Jasinski served as the President and Chief Executive Officer of Soteira, Inc., a company engaged in development and commercialization of products used to treat individuals with vertebral compression fractures, which was acquired by Globus Medical in 2012. From 2001 to 2005, Mr. Jasinski was President and Chief Executive Officer of Cortek, Inc., a company that developed next-generation treatments for degenerative disc disease, which was acquired by Alphatec in 2005. From 1985 until 2001, Mr. Jasinski served in multiple sales, research and development, and general management roles at Boston Scientific Corporation. Mr. Jasinski has served on the board of directors of Massachusetts Bay Lines since 2015 and of LeMaitre Vascular, Inc. since 2003. Mr. Jasinski holds a B.Sc. in marketing from Providence College and an MBA from the University of Bridgeport.

Dr. John William Poduska, 83, has served on our Board since 2014. Dr. Poduska currently serves as a director of EXA Corporation (Nasdaq: EXA), a developer and provider of simulation software systems, where he serves as chairman of the compensation committee and a member of the nominating and corporate governance committee. He also serves as a director on the boards of a number of privately-held companies. Dr. Poduska also served as a director of Novell, Inc. until 2011 and of Anadarko Petroleum Corporation and Safeguard Scientifics, Inc. until 2009. Dr. Poduska was the Chairman of Advanced Visual Systems Inc., a provider of visualization software, from January 1992 to December 2001. From December 1989 until December 1991, Dr. Poduska was President and Chief Executive Officer of Stardent Computer Inc., a computer manufacturer. From December 1985 until December 1989, Dr. Poduska served as Chairman and Chief Executive Officer of Stellar Computer Inc., a computer manufacturer he founded which is the predecessor of Stardent Computer Inc. Prior to founding Stellar Computer, Inc., Dr. Poduska founded Apollo Computer Inc. and Prime Computer, Inc. Dr. Poduska holds a Sc.D. from MIT and an Honorary Doctorate of Humane Letters from Lowell University. We believe that Dr. Poduska’s varied director experience, both in private and public companies, his expertise in computer engineering and his familiarity with developing companies equip him with the qualifications and skills to serve as a member of our Board.

Randel E. Richner, 65, has served on our Board since November 2020. Ms. Richner has over thirty years’ experience in health policy, reimbursement, and economics. From 2013 to 2015, Ms. Richner served as Executive Vice President of Intralign Health, LLC. From 2006 to 2012, she was President and Founder of Neocure Group, data analytics, health economics and reimbursement strategic services, acquired by Intralign Health, LLC, 2013. From 1997 to 2006, Ms. Richner was Vice President of Global Government Affairs and Reimbursement, Boston Scientific Corporation. Ms. Richner has engaged with U.S. Congress and CMS, appointed as first industry representative, Executive Committee (EC) Medicare Coverage Advisory Committee (MCAC). Presently, she is on the Executive Dean’s Advisory Board, University of Michigan’s School of Public Health, Executive Board MichBio, Chairperson, Diversity Council.  Mr. Richner has served on multiple boards including MassMedic (founding Women in MedTech), Executive Advisory Board Center for Evaluation Value, Risk Tufts New England Medical Center, International Society of Pharmacoeconomics and Research (ISPOR), founding the U.S. Medical Device Council. She’s an invited executive lecturer Dartmouth, Tuck School of Business, University of Michigan School of Engineering and School of Public Health. She has a Master of Public Health in Health Policy and Administration and a Bachelor of Science in Nursing from University of Michigan.

Class III Directors Continuing in Office until the 2023 Annual General Meeting of Shareholders

Set forth below is a list of our directors continuing in office until the 2023 annual general meeting of shareholders, together with certain biographical information, including their ages as of March 1, 2021:

Wayne B. Weisman, 65, has served on our Board since 2009 and as a member of our Audit Committee since March 15, 2020. He previously served as a member of our audit committee from the end of December 2017 until May 2018. He was appointed by our shareholder SCP Vitalife. Since 2007, Mr. Weisman has been a director of SCP Vitalife GP, the corporate general partner of the common general partner of SCP Vitalife Partners II L.P. and its affiliate SCP Vitalife Partners (Israel) II L.P. He has also served as a managing member of SCP Vitalife Management Company, LLC, which by contract provides certain management services to the common general partner of SCP Vitalife. Mr. Weisman is Chairman of Recro Pharma, Inc. (Nasdaq: REPH), a pharmaceutical contract development and manufacturing company. Mr. Weisman also serves on the board of directors of Baudax Bio, Inc. (Nasdaq: BXRX), a specialty pharmaceutical company developing multiple non-opioid therapeutics for the treatment of serious acute pain. He also serves on the boards of a number of private companies, including Garnet Biotherapeutics Inc. and Echo360 Inc. Mr. Weisman previously served on the board of directors of each of EndoSpan Ltd. from 2009 to 2015, Ivenix, Inc. from 2011 to 2015 and Pocared Diagnostics Ltd. from 2007 to 2015. He is vice chairman of the board of trustees of Young Scholars Charter School. He is also an advisory board member of the Philadelphia-Israel Chamber of Commerce and Mid-Atlantic Diamond Ventures, the venture forum of Temple University. Mr. Weisman holds a B.A. from the University of Pennsylvania and a J.D. from the University of Michigan Law School. We believe that Mr. Weisman’s leadership as a director of various pharmaceutical and healthcare companies and his extensive experience serving as a director on other boards provide him the qualifications and skills to serve as a member of our Board.

Aryeh (Arik) Dan, 62, has served on our Board since 2013. He was appointed by our shareholder Yaskawa Electric Corporation, a manufacturer of motion controllers, switches, industrial robots and other automation products. He has served as the President and Chief Executive Officer of Yaskawa Europe Technology since 2005. Mr. Dan holds a B.Sc. in aeronautical engineering from the Technion-Israel Institute of Technology and completed studies in the M.B.A. research program at Keio University, Japan. We believe that Mr. Dan’s leadership experience and his expertise in robotics technology and research and development provide him with the qualifications and skills to serve as a member of our Board.

Yohanan Engelhardt, 62, has served on our Board since May 2018 and has been the Chairman of our Audit Committee since May 3, 2018. Mr. Engelhardt served as CFO and VP Finance of publicly traded and private companies for 25 years, including 18 years at ViryaNet, a provider of mobile workforce management software solutions. During his tenure at ViryaNet he oversaw all financial operations, M&A activities, private placements, the company’s IPO and the sale of the company to a large private equity firm in 2014. Since 2015, he has provided CFO services to early-stage companies as well as accounting services to an accounting firm. Mr. Engelhardt holds a B.A. in accounting and economics from the Hebrew University of Jerusalem and a CPA license in the United States and in Israel. He is a member of the American Institute of Certified Public Accountants and the Institute of Certified Public Accountants in Israel. We believe that Mr. Engelhardt’s extensive background as executive in various public companies provides him the qualifications and skills to serve as a member of our Board.

Information about our Executive Officers

The following table sets forth the name, age and position of each of our executive officers as of March 1, 2021. Mr. Ofir Koren, our former Vice President, Research & Development and Regulatory, resigned from his position with the Company, effective as of January 17, 2021 but continued to support the Company until February 28, 2021 in certain regulatory matters.

Name	Age	Position
Larry Jasinski	63	Chief Executive Officer and Director
Ori Gon	39	Chief Financial Officer

Larry Jasinski has served as our Chief Executive Officer and as a member of our board since February 2012. From 2005 until 2012, Mr. Jasinski served as the President and Chief Executive Officer of Soteira, Inc., a company engaged in development and commercialization of products used to treat individuals with vertebral compression fractures, which was acquired by Globus Medical in 2012. From 2001 to 2005, Mr. Jasinski was President and Chief Executive Officer of Cortek, Inc., a company that developed next-generation treatments for degenerative disc disease, which was acquired by Alphatec in 2005. From 1985 until 2001, Mr. Jasinski served in multiple sales, research and development, and general management roles at Boston Scientific Corporation. Mr. Jasinski has served on the board of directors of Massachusetts Bay Lines since 2015 and of LeMaitre Vascular, Inc. since 2003. Mr. Jasinski holds a B.Sc. in marketing from Providence College and an MBA from the University of Bridgeport.

Ori Gon became our Chief Financial Officer effective February 22, 2018. From 2015 to 2018, Mr. Gon served as our Corporate Controller. Prior to ReWalk Robotics Mr. Gon served as Corporate Controller at Oti Ltd from 2012 to 2015. Mr. Gon is a Certified Public Accountant in Israel and holds a B.A. in Economics from Hebrew University of Jerusalem.

Director Independence

Our Board has determined that, other than Larry Jasinski, our Chief Executive Officer, all of our current directors are, and all of our former directors who served in fiscal 2020 (including Peter Wehrly and Chunlin (Allen) Han) were, independent under the listing standards of The Nasdaq Stock Market LLC (“Nasdaq”). Furthermore, our Board also determined that all current members of, and former directors who served during fiscal 2020 on, the audit committee, compensation committee, and nominating and corporate governance committee are (or, in the case of former directors, were) independent under the applicable Nasdaq listing standards and rules and regulations of the SEC. In making its determinations regarding independence, the Board carefully reviewed the categorical tests enumerated in the Nasdaq independence definition, as well as the individual circumstances of each director with regard to each director’s business and personal activities as they may relate to the Company and our management.

Nasdaq Listing Standards

The Nasdaq definition of “independent director” includes a series of objective tests. Specifically, a director is deemed independent under the Nasdaq rules if such director is not an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Generally, the following persons are not considered independent, among others:

•	a director who is, or at any time during the past three years was, employed by the company;

•
a director who accepted or who has a family member who accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than compensation for board or board committee service, compensation paid to a family member who is an employee (other than an executive officer) of the company, or benefits under a tax-qualified retirement plan, or non-discretionary compensation;

•	a director who is a family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

•
a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in the Company’s securities; or (ii) payments under non-discretionary charitable contribution matching programs;

•
a director who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; and

•
a director who is, or has a family member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

Opt-Out of Certain Israel Companies Law Requirements

As an Israeli company, we are required to comply with the requirements of the Israel Companies Law and the regulations promulgated thereunder. Until early 2018, our Board was required to include at least two “external directors” as defined under the Israel Companies Law. In addition, we were required to comply with certain requirements under the Israel Companies Law regarding the composition of our audit committee and compensation committee, including requirements relating to the inclusion and role of the external directors on such committees. Pursuant to regulations promulgated under the Israel Companies Law, however, we — as a company that does not have a controlling shareholder, and that complies with the United States securities laws and the corporate governance rules of Nasdaq — were permitted to “opt out” of the requirement to appoint external directors as well as the above requirements related to the composition of the audit committee and the compensation committee.

In February 2018, our Board determined that opting out of the requirements under the Israel Companies Law regarding the appointment of external directors and the composition of our audit committee and compensation committee would reduce our administrative and financial burden and provide greater flexibility in attracting highly-qualified directors, while maintaining appropriate corporate governance standards; accordingly, we opted out of such requirements. As a result, our Board is no longer required to include two external directors, and our audit committee and compensation committee do not need to comply with certain committee composition requirements under the Israel Companies Law. Following our opting-out of such requirements, Dr. Poduska continued to serve as a member of our Board but not as an external director or a member of any of Class I, Class II or Class III. His term was initially scheduled to expire in 2020, but because of the Company’s decision to opt out of the requirements as described above, Dr. Poduska was nominated for reelection as a Class II director in 2019.

Audit Committee

We have a separately designated standing audit committee. The audit committee consists of Mr. Yohanan Engelhardt, Dr. John William Poduska and Mr. Wayne B. Weisman (and previously consisted of Mr. Peter Wehrly, who Mr. Weisman replaced). Mr. Yohanan Engelhardt serves as the chair of the audit committee. The audit committee holds a minimum of four meetings per year, and will meet more frequently as circumstances require. The audit committee met five times during the year ended December 31, 2020.

Israel Companies Law Requirements

Under the Israel Companies Law, we are required to appoint an audit committee. As discussed above under “Opt-Out of Certain Israel Companies Law Requirements”, in February 2018 we opted out of certain Israel Companies Law requirements, including certain requirements as to the composition of our audit committee.

Nasdaq Listing Standards and SEC Requirements

Under the Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Additionally, we must state whether any members of the audit committee qualifies as an “audit committee financial expert” under Item 407(d) of Regulation S-K as promulgated by the SEC.

All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our Board of Directors has determined that Yohanan Engelhardt is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq corporate governance rules.

Each of the current audit committee members (and the former audit committee member who served in 2020) is “independent” as such term is defined under the Nasdaq corporate governance rules and under Rule 10A-3(b)(1) promulgated under the Exchange Act, which is different from the general test for independence of board members and members of other committees.

EXECUTIVE AND DIRECTOR COMPENSATION

As a smaller reporting company, we have opted to comply with the executive compensation rules otherwise applicable to “smaller reporting companies,” as such term is defined in Rule 12b-2 under the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below provides certain information concerning the compensation for services rendered to us during the years ended December 31, 2019 and December 31, 2020 by (1) all individuals who served as our Chief Executive Officer during any part of the year ended December 31, 2020 and (2) our two most highly compensated executive officers (other than our Chief Executive Officer) who were serving as executive officers as of December 31, 2020 (together, our “Named Executive Officers”).

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan ($)(1)	Stock Awards ($)(2)		Option Awards ($)(2)		All Other Compensation ($)(3)		Total ($)
Larry Jasinski, Chief Executive	2020	391,400	164,388	498,000	(5)	—		—		1,053,788
Officer and Director(4)	2019	391,400	82,194	13,320	(6)	66,598	(7)	—		553,512
Ori Gon,	2020	191,687	40,451	222,400	(9)	—		71,278	(11)	525,816
Chief Financial Officer(8)	2019	177,695	15,778	14,175	(10)	—		69,195	(12)	276,843
Ofir Koren,	2020	209,356	31,557	83,400	(13)	—		76,211	(14)	400,524
Former Vice President, Research & Development and Regulatory(8)(15)	2019	194,075	17,233	11,812	(16)	—		75,665	(17)	298,785

(1)	Represents one-time discretionary cash bonuses to each of the Named Executive Officers.
(2)
Amounts represent the aggregate grant date fair value of such awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). The fair value of Restricted Stock Units (RSUs) granted is determined based on the price of the Company’s ordinary shares on the date of grant. The fair value of options awards was estimated at the date of grant using a Black-Scholes-Merton option pricing model with assumptions related to expected volatility, risk free rate, dividend yield, expected term (in years) and ReWalk share price.

(3)
Amounts reported in this column include benefits and perquisites, including those mandated by Israeli law.  Such benefits and perquisites include payments, contributions and/or allocations for social benefits and car expenses.

(4) (5)
Mr. Jasinski does not receive any additional compensation for his services as a director. See “Director Compensation” below.

Consists of 300,000 RSUs that were granted under the 2014 Plan to Mr. Jasinski on June 18, 2020, which vest ratably in four equal annual installments starting on the first anniversary of the grant date.

(6)
Consists of 2,485 RSUs that were granted under the 2014 Plan to Mr. Jasinski on March 27, 2019, which vest ratably in four equal annual installments starting on the first anniversary of the grant date.

(7)
Consists of options to purchase 12,425 ordinary shares that were granted to Mr. Jasinski on March 27, 2019, with 25% of the options to vest on the first anniversary of the grant date and 6.25% of the options to vest and become exercisable on a quarterly basis thereafter. The options will also vest as follows: (A) 100% of the then-unvested options shall automatically vest upon the occurrence of an “Exit Event” (as defined below in this footnote) and the termination of Mr. Jasinski’s employment within 12 months following such Exit Event, other than a termination for cause (as defined in Mr. Jasinski’s employment agreement with the Company, as described below); or (B) upon a termination of Mr. Jasinski’s employment by the ReWalk Robotics, Inc., our wholly-owned U.S. subsidiary (the “Subsidiary”) without “cause” or by Mr. Jasinski for “Good Reason” (both as defined in Mr. Jasinski’s employment agreement) prior to an Exit Event, any unvested options that would have vested during the six months following the effective date of such termination had Mr. Jasinski remained employed by the Subsidiary during such period will automatically vest. “Exit Event” means (i) a sale of all or substantially all of the assets of the Company, (ii) a sale (including an exchange) of all or substantially all of the shares of the Company, (iii) a merger, acquisition, consolidation or amalgamation in which the Company is not the surviving corporation, (iv) a reverse merger in which the Company is the surviving corporation but the shares of the Company outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities and/or cash or otherwise, (v) a scheme of arrangement for the purpose of effecting such sale, merger, acquisition, consolidation or amalgamation or (vi) such other transaction that is determined by the Board to be a transaction having a similar effect.

(8)
The amounts set forth for each of Mr. Gon and Mr. Koren in the columns “Salary,” “Non-Equity Incentive Plan,” and “All Other Compensation” represent payments, contributions and/or allocations that were made in NIS, and have been translated to US dollars according to the average exchange rate on the applicable period.

(9)
Consists of 150,000 RSUs that were granted under the 2014 Plan to Mr. Gon on July 2, 2020, which vest ratably in four equal annual installments starting on the first anniversary of the grant date, and 10,000 RSUs that were granted under the 2014 Plan to Mr. Gon on July 2, 2020, which vested immediately on the date of grant.

(10)	Consists of 4,500 RSUs that were granted under the 2014 Plan to Mr. Gon on June 1, 2019, which vest ratably in three equal annual installments starting on the first anniversary of the grant.
(11)
Consists of $54,350 for payments, contributions and/or allocations for social benefits and the aggregate incremental cost to the Company of $16,928 with respect to Mr. Gon’s personal use of a Company-leased car.

(12)
Consists of $50,679 for payments, contributions and/or allocations for social benefits and the aggregate incremental cost to the Company of $18,516 with respect to Mr. Gon’s personal use of a Company-leased car.

(13)	Consists of 60,000 RSUs that were granted under the 2014 Plan to Mr. Koren on July 2, 2020, which vest ratably in four equal annual installments starting on the first anniversary of the grant date.
(14)
Consists of $57,075 for payments, contributions and/or allocations for social benefits and the aggregate incremental cost to the Company of $19,136 with respect to Mr. Koren’s personal use of a Company-leased car.

(15)	Mr. Koren resigned from his position with the Company, effective as of January 17, 2021 but continued to support the Company until February 28, 2021 in certain regulatory matters.
(16)	Consists of 3,750 RSUs that were granted under the 2014 Plan to Mr. Koren on June 1, 2019, which vest ratably in three equal annual installments starting on the first anniversary of the grant date.
(17)
Consists of $53,201 for payments, contributions and/or allocations for social benefits and the aggregate incremental cost to the Company of $22,464 with respect to Mr. Koren’s personal use of a Company-leased car.

 Employment Agreements of Named Executive Officers

Larry Jasinski, our Chief Executive Officer, previously entered into employment agreement with our Subsidiary, and Ofir Koren, our former Vice President, Research & Development and Regulatory, and Ori Gon, our Chief Financial Officer, previously entered into employment agreements with us. These employment agreements set forth their respective terms of employment, which terms are generally applicable to all of our executives, covering matters such as vacation, health, and other benefits. The following are descriptions of the material terms of our Named Executive Officers’ employment agreements.

Larry Jasinski

On January 17, 2011, we entered into an employment agreement with Mr. Jasinski, pursuant to which he has served as the Chief Executive Officer of the Company since February 12, 2012. The employment agreement provides for an annual base salary, subject to annual increases in the discretion of, the Company, and an annual performance bonus. In accordance with previous shareholder approvals, the annual base salary is currently $391,400. The annual performance bonus was originally set at up to 35% of annual base salary. In 2016, this was increased to an annual performance bonus of up to 60% of annual base salary for achieving 100% of targets (with adjustment upward or downward for performance exceeding or failing to meet such objectives, respectively). In 2020, this was increased to an annual performance bonus of up to 70% of annual base salary for achieving 100% of targets (with adjustment upward or downward for performance exceeding or failing to meet such objectives, respectively). In the event that Mr. Jasinski’s employment is terminated by the Company without cause (as defined in the employment agreement), or if Mr. Jasinski terminates his employment for “Good Reason” (as defined in the employment agreement), he will be entitled to certain severance payments and benefits, including: (i) a lump sum payment equal to 90 days of his base salary, (ii) an annual performance bonus (calculated based on the assumption that to the extent performance objectives were achieved in the six-month period preceding his termination, they will also be achieved in the six months following termination), (iii) reimbursement for any COBRA or other medical, dental and vision premiums for twelve months following his termination and (iv) continued participation for a period of twelve months in any employee and executive benefit programs in effect as of his termination and reimbursement for the premium or other fees associated with continuation in any insurance program available to the Company’s employees as a non-employee or in a comparable program if participation as a non-employee would be barred. The employment agreement further provides that if Mr. Jasinski’s employment is terminated without cause or by Mr. Jasinski for Good Reason, any unvested portion of the options which would have vested during the six months following such termination had Mr. Jasinski remained employed by the Company, will automatically vest. If Mr. Jasinski terminates his employment without Good Reason, he will be entitled to receive a pro-rated amount of his annual performance bonus as determined in good faith by the Board. Mr. Jasinski is not entitled to any severance if he is terminated by the Company for cause. The employment agreement was amended in 2020 to provide that if a change of control occurs, and within one year following such change of control Mr. Jasinski is terminated without cause or he resigns for Good Reason,  Mr. Jasinski will be entitled to severance of 18 months’ salary as well as an annual bonus (assuming achievement of 100% of milestones and targets set by the board of directors).

The employment agreement is governed by the laws of the State of Delaware and contains non-solicitation and non-competition covenants (each of which remains in effect during the term of employment and for 12 months following termination of employment) and trade secrets and inventions clauses.

Ofir Koren

On January 15, 2013, we entered into an employment agreement with Mr. Ofir Koren. Pursuant to the employment agreement, Mr. Koren was appointed as our Vice President, Research and Development.  The employment agreement, as amended, is not for any specific term and may be terminated by either party upon three months’ prior written notice (the “Notice Period”).

Pursuant to the employment agreement, Mr. Koren was entitled to an annual base salary of NIS 540,000 (approximately $165,644 based on current exchange rates), subject to increases as may be determined from time to time by the compensation committee. The amount of Mr. Koren’s annual base salary was subsequently amended by the Company’s compensation committee to be equal to NIS 723,024 (approximately $221,787 based on current exchange rates). Pursuant to the employment agreement, Mr. Koren was also entitled to an annual performance bonus equal to up to 20% of his annual base salary. The amount of the annual performance bonus has been subsequently amended by the Company’s compensation committee to be equal to up to 25% of Mr. Koren’s annual base salary. Mr. Koren will be entitled to his bonus post-termination, to the extent that he is terminated other than for cause (as defined in his employment agreement) after achieving his performance target but before receiving his bonus. Mr. Koren is also entitled to use of a Company-provided car and related maintenance expenses (returnable to the Company upon termination of employment). In the event that Mr. Koren’s employment is terminated by the Company (except if terminated by the Company for cause) or by Mr. Koren, Mr. Koren may be entitled to receive severance pay in such amounts as determined under and accordance with Section 14 of the Israel Severance Pay Law 5723-1963. The employment agreement was amended in 2020 to provide that if  a change of control occurs, and within one year following such change of control Mr. Koren is terminated without cause or he resigns for Good Reason,  Mr. Koren would be entitled to severance of 12 months’ salary as well as an annual bonus (assuming achievement of 100% of milestones and targets set by the board of directors).

Mr. Koren’s employment agreement was governed by the laws of the State of Israel and contained non-solicitation and non-competition covenants (each of which remains in effect during the term of employment and for a period of 12 months following termination of employment) and trade secrets and inventions clauses. The Company was also permitted to terminate Mr. Koren’s employment immediately without providing prior notice (i) for cause (as defined in his employment agreement) or (ii) if the Company pays Mr. Koren a lump sum equal to the salary to which he would have been entitled during the Notice Period. Mr. Koren resigned from his position with the Company, effective as of January 17, 2021 but continued to support the Company until February 28, 2021 in certain regulatory matters.

Ori Gon

On January 4, 2018, the Board appointed Mr. Ori Gon as Chief Financial Officer of the Company, effective February 22, 2018. On March 1, 2018, the Company entered into an amendment, effective as of the date of Mr. Gon’s appointment, to the employment agreement entered into on May 25, 2015 in connection with his previous employment by the Company. Pursuant to the terms of the amended employment agreement, Mr. Gon is entitled to (i) an annual base salary of NIS 662,004 (following annual increases) (approximately $203,069 at current exchange rates), subject to increases as may be determined from time to time by the compensation committee of the Board, (ii) an annual performance bonus up to 25% of annual base salary, subject to the achievement of objectives as determined by the compensation committee of the Board, and (iii) use of a Company-provided car and related maintenance expenses (returnable to the Company upon termination of employment). Pursuant to the Amendment, effective February 22, 2018, Mr. Gon also received, under the Company’s 2014 Incentive Compensation Plan, (i) options to purchase 96,525 ordinary shares of the Company, at an exercise price of $1.15, one-fourth of which become vested and exercisable on the first anniversary of the date of the grant, with the remaining options vesting in twelve equal quarterly instalments thereafter, and (ii) restricted share units (“RSUs”) for 17,857 ordinary shares, which vest in four equal annual instalments starting on the first anniversary of the date of grant. Additionally, in 2020, (i) Mr. Gon’s annual performance bonus was amended to allow a bonus of up to 35% of his base salary and (ii) Mr. Gon was granted 10,000 additional RSUs. The terms of the options and the RSUs are materially consistent with the Company’s forms of option and RSU award agreements for employees and executive officers as previously filed with the SEC. In the event that Mr. Gon’s employment is terminated by the Company or Mr. Gon, Mr. Gon may be entitled to receive severance pay in such amounts as determined in accordance with the Israel Companies Law. The employment agreement is not for any specific term and may be terminated by either party at will upon three months’ prior written notice. The Company may also terminate Mr. Gon’s employment immediately without providing prior notice (i) for cause (as defined in the employment agreement) or (ii) if the Company pays Mr. Gon a lump sum equal to the salary to which he would have been entitled during the notice period. Mr. Gon’s employment agreement is governed by the laws of the State of Israel and contains non-solicitation and non-competition covenants (each of which remains in effect during the term of employment and for a period of 12 months and 24 months, respectively, following termination of employment) and trade secrets and inventions clauses. Mr. Gon’s employment agreement was further amended in 2020 to provide that if  a change of control occurs, and within one year following such change of control Mr. Gon is terminated without cause or he resigns for Good Reason,  Mr. Gon will be entitled to severance of 12 months’ salary as well as an annual bonus (assuming achievement of 100% of milestones and targets set by the board of directors).

2020 Non-Equity Incentive Plan

All employees who have bonus features in their employment agreements, including our named executive officers, were eligible to participate in a non-equity incentive plan for fiscal year 2020, pursuant to which employees were eligible to receive a bonus with respect to their performance in such year. Each employee’s target was equal to a specified percentage of his or her base salary, and the actual bonus is paid based on the achievement of certain business and personal performance objectives for the 2020 fiscal year. Not all goals needed to be met for an employee participant to receive a portion of the bonus. The principal business performance objective under the non-equity incentive plan for 2020 was based on achieving specified financial goals or milestones as set forth in the Compensation Policy as approved by the Company’s shareholders. These objectives were allocated as 40% for revenue targets, 15% for product development targets and 25% for cash management targets. A personal performance objective, which is subjective in nature, made up the remaining 20%.

If the target was met in all categories of the business performance objective, 100% of the employee’s bonus was to be paid. If certain lower targets were met with respect to revenue, reimbursement and product development, 50% of the employee’s bonus was to be paid. If targets were exceeded in all categories of the business performance objective, 150% of the bonus was to be paid.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards as of December 31, 2020, for each Named Executive Officer:

			Option Awards				Stock Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested(2)($)
Larry Jasinski	5/1/2012	(3)	6,619	—	32.93	5/1/2022
	5/10/2012	(4)	3,308	—	32.93	5/10/2022
	12/24/2013	(5)	5,641	—	37.14	12/24/2023
	6/27/2017	(6)	4,374	626	52.50	6/27/2027
	5/3/2018	(7)	5,468	3,281	26.88	5/3/2028
	3/27/2019	(8)	5,435	6,990	5.37	3/27/2029
	6/27/2017	(9)					250	330
	5/3/2018	(10)					875	1,155
	3/27/2019	(11)					1,864	2,460
	6/18/2020	(12)					300,000	396,000
Ori Gon	2/22/2018	(13)	2,654	1,207	28.75	2/22/2028
	5/3/2018	(7)	1,640	985	27.11	5/3/2028

	4/18/2017	(14)					75	99
	2/22/2018	(15)					358	473
	5/03/2018	(10)					263	347
	6/01/2019	(16)					3,000	3,960
	7/2/2020	(17)					150,000	198,000
Ofir Koren	7/17/2013	(18)	75	—	32.93	7/17/2023
	12/24/2013	(19)	676	—	37.14	12/24/2023
	4/18/2017	(20)	1,312	188	50.00	4/18/2027
	5/3/2018	(7)	2,625	985	26.88	5/3/2028
	4/18/2017	(14)					75	99
	5/3/2018	(10)					263	347
	6/1/2019	(16)					2,500	3,300
	7/2/2020	(17)					60,000	79,200
____________
(1)	Represents grant dates of the stock option and RSU awards.

(2)
The amount listed in this column represents the product of the closing market price of the Company’s ordinary shares as of December 31, 2020 ($1.32) multiplied by the number of shares subject to the award.

(3)	Option awards became vested and exercisable a rate of 1/12th the original number of ordinary shares subject thereto on a quarterly basis commencing on May 1, 2012.
(4)	Option awards became vested and exercisable a rate of 1/12th the original number of ordinary shares subject thereto on a quarterly basis commencing on May 10, 2012.
(5)	Option awards became vested and exercisable a rate of 1/48th the original number of ordinary shares subject thereto on a quarterly basis commencing on January 23, 2014.
(6)
Option awards vested with respect to 1/4th of the original number of ordinary shares subject thereto on June 27, 2018 and vest thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on September 27, 2018 and ending on June 27, 2021.

(7)
Option awards vest with respect to 1/4th of the original number of ordinary shares subject thereto on May 3, 2019 and thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on August 3, 2019 and ending on May 3, 2022.

(8)
Option awards vest with respect to 1/4th of the original number of ordinary shares subject thereto on March 27, 2020 and thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on June 27, 2019 and ending on March 27, 2023.

(9)	RSUs vested with respect to 1/4th of the original number of shares on an annual basis commencing on June 27, 2018 and ending on June 27, 2021.
(10)	RSUs vested with respect to 1/4th of the original number of shares on an annual basis commencing on May 3, 2019 and ending on May 3, 2022.
(11)	RSUs vested with respect to 1/3rd of the original number of shares on an annual basis commencing on March 27, 2020 and ending on March 27, 2022.
(12)	RSUs will vest with respect to 1/4th of the original number of shares on an annual basis commencing on June 18, 2021 and ending on June 18, 2024.
(13)
Option awards vest with respect to 1/4th of the original number of ordinary shares subject thereto on February 22, 2019 and thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on May 22, 2019 and ending on May 22, 2022.

(14)	RSUs vested with respect to 1/4th of the original number of shares on an annual basis commencing on April 18, 2018 and ending on April 18, 2021.
(15)
RSUs vested with respect to 1/4th of the original number of ordinary shares subject thereto on February 22, 2019 and vest thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on May 22, 2019 and ending on May 22, 2022.

(16)	RSUs vest with respect to 1/3rd of the original number of shares on an annual basis commencing on June 1, 2020 and ending on June 1, 2022.
(17)	RSUs will vest with respect to 1/4th of the original number of shares on an annual basis commencing on July 2, 2021 and ending on July 2, 2024.
(18)
Option awards vested with respect to 1/48th of the original number of ordinary shares subject thereto on July 17, 2014 and vested thereafter at a rate of 1/48th of the original number of shares on a monthly basis ending on June 1, 2017.

(19)
Option awards vested with respect to 1/48th of the original number of ordinary shares subject thereto on January 24, 2014 and vested thereafter at a rate of 1/48th of the original number of shares on a monthly basis ending on December 1, 2017.

(20)
Option awards vested with respect to 1/4th of the original number of ordinary shares subject thereto on April 18, 2018 and vest thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on July 18, 2018 and ending on April 18, 2021.

Potential Payments Upon Termination or Change in Control

See "Employment Agreements of Named Executive Officers" above.

We have adopted, pursuant to shareholder approval, our Compensation Policy, which provides for certain benefits to our executive officers upon retirement or termination, whether or not in the event of a change in control. We may memorialize any of these benefits in arrangements we enter into with individual executive officers. Under the Compensation Policy, executive officers may be entitled to advance notice of termination of up to 12 months and to obtain up to 12 months of post-termination health insurance. In addition to receiving severance pay as required or facilitated under the local laws of the relevant jurisdiction, executive officers may have the right to receive up to 12 months of base salary  (18 months in the case of the CEO), bonus and benefits, taking into account the period of the officer’s service or employment, his or her performance during employment and contribution to the Company’s targets and profits and the circumstances surrounding termination of his or her employment. These benefits are designed to attract and motivate highly skilled professionals to join our Company and to enable us in to retain key management.

EQUITY COMPENSATION PLANS

2014 Equity Incentive Plan

 On August 19, 2014, we adopted the 2014 Plan, which was amended and restated on June 18, 2020. The 2014 Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, RSUs, cash-based awards, other stock-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2014 Plan includes, in addition to shares added to the pool, the number of shares available for issuance under our 2012 Equity Incentive Plan, our 2012 Israeli Sub Plan and our 2006 Stock Option Plan (collectively, the “Prior Plans”) as of the effective date of the 2014 Plan (in an amount not to exceed 5,124 shares) Generally, shares that are forfeited, cancelled, terminated or expire unexercised shall be available for issuance under new awards. Generally, any shares tendered or withheld under the 2014 Plan to pay the exercise price, purchase price of an award, or any withholding taxes shall not be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2014 Plan. As of December 31, 2020, there were 1,925,237 ordinary shares subject to outstanding awards under the 2014 Plan, including options to purchase 69,606 ordinary shares and 1,251,311 ordinary shares underlying unvested RSUs, and 604,320 shares available for future grants.

The 2014 Plan is administered by the compensation committee which has authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan. Awards under the 2014 Plan may be granted until ten years after the date on which the 2014 Plan was approved by our shareholders.

The terms of options granted under the 2014 Plan, including the exercise price, vesting provisions and the duration of an option, shall be determined by the compensation committee and set forth in an award agreement, provided, however, that no option shall vest within the one year anniversary of the date of the grant of such award, except that awards representing 5% of the Available Shares shall be permitted to vest within the one year anniversary of the date of the grant of such award. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an option may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee.

Stock appreciation rights (“SARs”) are awards entitling a grantee to receive a payment representing the difference between the base price per share of the right and the fair market value of a share on the date of exercise. SARs may be granted in tandem with an option or independent and unrelated to an option. The terms of SARs granted under the 2014 Plan, including the base price per share, vesting provisions and the duration of an SAR, shall be determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, a SAR may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee. At the discretion of the compensation committee, SARs will be payable in cash, ordinary shares or equivalent value or some combination thereof.

Restricted stock awards are ordinary shares that are awarded to a grantee subject to the satisfaction of the terms and conditions established by the compensation committee in the award agreement. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the grantee who holds those shares.

RSUs are awards covering a number of hypothetical units with respect to shares that are granted subject to such vesting and transfer restrictions and conditions of payment as the compensation committee may determine in an award agreement. RSUs are payable in cash, ordinary shares of equivalent value or a combination thereof.

The 2014 Plan provides for the grant of cash-based award and other stock-based awards (which are equity-based or equity related award not otherwise described in the 2014 Plan). The terms of such cash-based awards or other stock-based awards shall be determined by the compensation committee and set forth in an award agreement.

The compensation committee may grant dividend equivalents based on the dividends declared on shares that are subject to any award. Dividend equivalents may be subject to any limitations and/or restrictions determined by the compensation committee and shall be converted to cash or additional shares by such formula and at such time, and shall be paid at such times, as may be determined by the compensation committee.

In the event of any dividend (excluding any ordinary dividend) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of shares or similar event (including a change in control) that affects the ordinary shares, the compensation committee shall make any such adjustments in such manner as it may deem equitable, including, but not limited to, any or all of the following: (i) adjusting the number of shares available for grant under the 2014 Plan, (ii) adjusting the terms of outstanding awards, (iii) providing for a substitution or assumption of awards and (iv) cancelling awards in exchange for a payment in cash. In the event of a change of control (except as otherwise provided by in the applicable award agreement), each outstanding award shall be either (i) honored or assumed, or equivalent rights substituted therefor, by the new employer or (ii) all awards will terminate upon the change in control. In the event of such termination, options and stock appreciation rights with time-based vesting shall become fully exercisable as of the change of control and all other awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the change of control. and all awards with conditions and restrictions relating to the attainment of performance goals shall be deemed to vest and become nonforfeitable as of the change of control assuming the higher of (a) achievement of all relevant performance goals at the “target” level (prorated based upon the length of time within the performance period that elapsed prior to the change of control) or (b) actual achievement as of the date of such change of control.

2014 U.S. Sub Plan

The 2014 U.S. Sub Plan applies to grantees that are subject to U.S. federal income tax. The 2014 U.S. Sub Plan provides that options granted to the U.S. grantees will either be incentive stock options pursuant to Section 422 of the Internal Revenue Code or nonstatutory stock options. Options, other than certain incentive stock options described below, must have an exercise price not less than 100% of the fair market value of an underlying share on the date of grant. Incentive stock options that are not exercised within ten years from the grant date expire, provided that incentive stock options granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant and must have an exercise price at least equal to 110% of the fair market value of an underlying share on the date of grant. The number of shares available under the 2014 Plan for grants of incentive stock options shall be the total number of shares available under the 2014 Plan subject to any limitations under the Internal Revenue Code and provided that shares delivered pursuant to “substitute awards” shall reduce the shares available for issuance of incentive stock options under the 2014 Plan. It is the intention that no award shall be deferred compensation subject to Section 409A of the Internal Revenue Code unless and to the extent that the compensation committee specifically determines otherwise. If the compensation committee determines an award will be subject to Section 409A of the Internal Revenue Code such awards shall be intended to comply in all respects with Section 409A of the Code, and the 2014 Plan and the terms and conditions of such awards shall be interpreted and administered accordingly.

2012 Equity Incentive Plan

On March 30, 2012, we adopted our 2012 Equity Incentive Plan, or the 2012 Plan, which was approved by our shareholders on the same date. The 2012 Plan provides for the grant of options, restricted shares, restricted share units, share appreciation rights, performance units, performance shares and other shares or cash awards to our company’s and our affiliates’ respective employees, directors and consultants. As of December 31, 2020, options to purchase 21,793 ordinary shares were outstanding under the 2012 Plan. The 2012 Plan was terminated on August 19, 2014, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted. In the event that any award shall for any reason expire or terminate without having been exercised or paid in full, the shares not acquired shall revert to the 2014 Plan and again become available for issuance. Following the termination of the 2012 Plan, awards may no longer be granted under the plan.

The 2012 Plan is administered by our Board, unless and until the board delegates administration to a committee, which shall determine the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2012 Plan. Awards under the 2012 Plan may be granted until ten years after the date on which the 2012 Plan was approved by our shareholders.

Options granted under the 2012 Plan are either incentive share options pursuant to Section 422 of the Internal Revenue Code or nonstatutory share options. Options generally vest as determined by the board or committee. Options, other than certain incentive share options described below, must have an exercise price not less than 100% of the fair market value of an underlying share on the date of grant. Options, other than certain incentive share options described below, that are not exercised within ten years from the grant date expire, unless otherwise determined by our Board or its designated committee, as applicable. Incentive share options granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant and must have an exercise price at least equal to 110% of the fair market value of an underlying share on the date of grant. Unless otherwise provided in an option agreement, in the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may generally exercise options that have vested prior to termination within a period of one year from the date of disability or death (or the expiration of the term of the option, if earlier). If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within 90 days of the date of termination (or the expiration of the term of the option, if earlier).

Share appreciation rights are awards entitling a grantee to receive a payment representing the difference between the base price per share of the right and the fair market value of a share on the date of exercise subject to any terms or conditions as the board or committee may determine in the award agreement. Share appreciation rights are payable in cash, shares of equivalent value or a combination thereof.

Restricted share awards are ordinary shares that are awarded to a grantee subject to the satisfaction of the terms and conditions established by the board or committee in the award agreement. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares.

RSUs are awards covering a number of hypothetical units with respect to shares that are granted subject to such vesting and transfer restrictions and conditions of payment as the board or committee may determine. Restricted share units are payable in cash, shares of equivalent value or a combination thereof.

Performance share awards are awards denominated in shares which may be earned in whole or part upon attainment of performance goals or other vesting criteria as the board or committee may determine.

Performance units are awards covering a number of hypothetical units with respect to shares that may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the board or committee may determine. Performance units are payable in cash, shares of equivalent value or a combination thereof.

Awards under the 2012 Plan may be made subject to performance goals relating to one or more business criteria and may provide for a targeted level or levels of achievement.

In the event that any change is made to the shares without consideration to the company (through merger, consolidation, reorganization, recapitalization, share dividend or similar event), the class and number of shares available for issuance, maximum award limits and any outstanding awards under the 2012 Plan will be appropriately adjusted. In the event of a change in control, either (i) the surviving entity may assume and continue outstanding awards (or substitute similar awards) in all or in part or (ii) if the surviving entity does not assume and continue awards (or substitute similar awards), unvested awards will be forfeited and vested awards shall terminate if not exercised at or prior to the change in control. Notwithstanding the foregoing, in the event of a change in control, the board, in its discretion, may accelerate the vesting of any or all awards, in whole or in part.

2012 Israeli Sub Plan

The 2012 Israeli Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (the “Ordinance”) and the rules and regulations promulgated thereunder. The 2012 Israeli Sub Plan provides for options and share awards to be granted to our or our affiliates’ employees, directors and officers who are not “Controlling Shareholders,” as defined in the Ordinance, and who are considered Israeli residents, to the extent that such options or awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2012 Israeli Sub Plan also provides for the grant of options under Section 3(i) of the Ordinance to our Israeli non-employee service providers and controlling shareholders, who are not eligible for such special tax treatment.

2012 U.S. Sub Plan

The 2012 U.S. Sub Plan applies to grants to participants who are citizens or residents of the United States on the date of grant of an award. Under the 2012 U.S. Sub Plan, the board may require a participant to represent that he or she is acquiring securities for investment purposes and without a view to distribution thereof. Shares will not be issued under the U.S. Sub Plan unless the issuance complies with the requirements of any stock exchange on which the shares are then listed or quoted, any securities or tax laws and all other applicable laws. All shares delivered under the U.S. Sub Plan will be subject to such transfer orders and other restrictions as our Board may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the shares are then listed and any applicable laws. Our obligations under the U.S. Sub Plan will be conditioned on the payment by the participant of all applicable withholding taxes.

The U.S. Plan contains provisions relating solely to participants located in California, which generally provide that in the event of termination of employment or services for reasons of disability or death, the participant, or in the case of death, his or her legal successor, may generally exercise options that have vested prior to termination within a period of six months from the date of disability or death (or the expiration of the term of the option, if earlier). If a participant’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within 30 days of the date of termination (or the expiration of the term of the option, if earlier).

2006 Stock Option Plan

In November of 2006, we adopted our 2006 Stock Option Plan, which we refer to as the 2006 Plan. The 2006 Plan provides for the grant of stock options to our employees who are considered Israeli residents, members of our board or consultants. As of December 31, 2020, options to purchase 687 ordinary shares were outstanding under the 2006 Plan. The 2006 Plan was terminated on August 19, 2014, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted. In the event that any option shall for any reason expire or terminate without having been exercised, the shares not acquired shall revert to the 2014 Plan and again become available for issuance. Following the termination of the 2006 Plan, awards may no longer be granted under the plan.

The 2006 Plan is administered by our Board, unless the Board delegates administration to a committee, which determines the grantees of options and the types of options to be granted, approves the terms and conditions of options, exercises such powers and performs such acts necessary or expedient to promote the best interests of the company with respect to the 2006 Plan. Our Board may, at any time, amend, alter, suspend or terminate the 2006 Plan, but may not thereby impair the rights of any grantee without his or her consent.

The terms of options granted under the 2006 Plan are determined by the administrator and set forth in an option agreement. Such terms include the type of option, the term of the option, the exercise price and the vesting schedule. Unless otherwise stated in an option agreement, each option expired two years after our initial public offering in September 2014.

The 2006 Plan provides for treatment of options upon various terminations of employment or other service to the company, including the period for which the vested period of option can be exercised following termination and, in some cases (such as termination due to disability, death or retirement), the exercisability of the portion of the option that would have become vested on the next vesting date.

The number of shares covered by or underlying each outstanding option and the number of shares which have been authorized for issuance under the 2006 Plan shall be appropriately adjusted in the case of any increase or decrease in the number of issued shares resulting from a share split, reverse share split, recapitalization, combination or reclassification of the shares, rights issues or any other increase or decrease in the number of issued shares in each case effected without receipt of consideration by the company. In the event of a merger or acquisition, each outstanding option shall be assumed or an equivalent award substituted by the successor company or a parent or subsidiary of the successor company. In the event that the successor company refuses to assume or substitute outstanding options, such options shall be deemed fully exercisable upon the closing of the transaction. In the event of a voluntary liquidation which is not considered a merger or acquisition under the 2006 Plan, each grantee shall be notified and have the right to exercise the vested options within five days.

DIRECTOR COMPENSATION

The following table provides certain information concerning the compensation for services rendered in all capacities by each non-employee director serving on our Board during the year ended December 31, 2020, other than Mr. Larry Jasinski, our CEO, who did not receive additional compensation for his services as director and whose compensation is set forth in the Summary Compensation Table found elsewhere in this prospectus.

Name	Fees Earned in Cash ($)		RSU Awards ($)		Total ($)
Jeff Dykan	28,623	(3)	15,000	(1)	43,623
Aryeh (Arik) Dan	27,044	(4)	15,000	(1)	42,044
Yohanan Engelhardt	42,457	(5)	15,000	(1)	57,457
Peter Wehrly(11)	8,080	(6)	—		8,080
Chunlin (Allen) Han(12)	—		—		—
Yasushi Ichiki	22,443	(7)	15,000	(1)	37,443
Dr. John William Poduska	46,172	(8)	15,000	(1)	61,172
Randel Richner	6,785	(9)	30,000	(2)	36,785
Wayne B. Weisman	29,584	(10)	15,000	(1)	44,584
____________

(1)
Amounts represent the aggregate grant date fair value of an award of 10,948 RSUs issued under the Amended and Restated 2014 Equity Incentive Plan (the “2014 Plan”) as an annual award to the applicable directors, computed in accordance with FASB ASC Topic 718. The fair value of RSUs granted is determined based on the price of the Company’s ordinary shares on the date of grant. All RSUs become vested and exercisable in four equal quarterly installments starting three months following the grant date. The valuation assumptions used in determining such amounts are described in Notes 2k and 8c to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020.

(2)
Amounts represent the aggregate grant date fair value of an award of 27,497 RSUs under the 2014 Plan, computed in accordance with FASB ASC Topic 718. The fair value of RSUs granted is determined based on the price of the Company’s ordinary shares on the date of grant. All RSUs become vested and exercisable in four equal quarterly installments starting three months following the grant date. The valuation assumptions used in determining such amounts are described in Notes 2k and 8c to our consolidated financial statements included in our 2020 Form 10-K.

(3)
Represents $18,578 earned by Mr. Dykan as an annual retainer for serving as our chairman on the Board of Directors, $7,842 for attending meetings of the Board of Directors, $1,520 for serving as a member of the Company’s finance committee and $683 for serving as a member of the Company’s nomination and governance committee. For more information on external directors, see “Opt-Out of Certain Israel Companies Law Requirements” above.

(4)
Represents $18,578 earned by Mr. Dan as an annual retainer for serving as non-executive director on the Board of Directors, $7,023 for attending meetings of the Board of Directors, $760 for serving as a member of the compensation committee and $683 for serving as a member of the Company’s nomination and governance committee. For more information on external directors, see “Opt-Out of Certain Israel Companies Law Requirements” above.

(5)
Represents $24,432 earned by Mr. Engelhardt as an annual retainer for serving as a non-executive director on the Board of Directors, $11,290 for attending meetings of the Board of Directors, $4,396 for serving as the chairman of the audit committee and $2,339 for serving as a member of the Company’s finance committee established for its securities offerings. For more information on external directors, see “Opt-Out of Certain Israel Companies Law Requirements” above.

(6)
Represents $4,879 earned by Mr. Wherly as an annual retainer for serving as a non-executive director on the Board of Directors until March 15, 2020 , $1,970 for attending meetings of the Board of Directors, $1,231 for serving as a member of the audit committee. For more information on external directors, see “Opt-Out of Certain Israel Companies Law Requirements” above.

(7)
Represents $18,578 earned by Mr. Ichiki as an annual retainer for serving as a non-executive director on the Board of Directors and $3,865 for attending meetings of the Board of Directors. For more information on external directors, see “Opt-Out of Certain Israel Companies Law Requirements” above.

(8)
Represents $24,432 earned by Dr. Poduska as an annual retainer for serving as a non-executive director on the Board of Directors, $11,290 for attending meetings of the Board of Directors, $4,396 for serving as a member of the audit committee, $3,715 for serving as the chairman of the compensation committee and $2,339 for serving as a member of the Company’s finance committee established for its securities offerings. For more information on external directors, see “Opt-Out of Certain Israel Companies Law Requirements” above.

(9)
Ms. Richner joined the Board on November 1, 2020. Represents $4,328 earned by Ms. Richner as pro-rated an annual retainer for serving as a non-executive director on the Board of Directors and $2,458 for attending meetings of the Board of Directors for the period when she served. For more information on external directors, see “Opt-Out of Certain Israel Companies Law Requirements” above.

(10)     Represents $18,578 earned by Mr. Weisman as an annual retainer for serving as a non-executive director on the Board of Directors, $7,842 for attending meetings of the Board of Directors, $3,164 for serving as a member of our audit committee. For more information on external directors, see “Opt-Out of Certain Israel Companies Law Requirements” above.

(11)
Represents $4,878 earned by Mr. Wehrly as a portion of a pro-rated annual retainer for serving as a member of the Board of Directors and $1,970 for attending meetings of the Board of Directors and $1,232 for serving as a member of the audit committee for the period when he served. Mr. Wehrly resigned as a member of the Board effective as of March 15, 2020.

(12)	Mr. Han was removed from the Board without cause effective April 7, 2020 and received no compensation in 2020.

The aggregate number of ordinary shares subject to outstanding options and RSU awards for each of our non-employee directors as of December 31, 2020 is shown below. Information regarding Mr. Jasinski’s outstanding equity awards as of December 31, 2020 is set forth in the Outstanding Equity Awards Table found elsewhere in this prospectus.

Name	Number of Shares
Jeff Dykan	8,712	(1)
Aryeh (Arik) Dan	8,712
Yohanan Engelhardt	8,211
Peter Wehrly	0
Chunlin (Allen) Han	0
Yasushi Ichiki	8,712
Dr. John William Poduska	9,213
Randel Richner	27,497
Wayne B. Weisman	8,712	(2)
____________

(1)	See “Security Ownership of Certain Beneficial Owners and Management” above for further information on Mr. Dykan’s holdings in our ordinary shares.
(2)	See “Security Ownership of Certain Beneficial Owners and Management” above for further information on Mr. Weisman’s holdings in our ordinary shares.

Cash compensation for our independent, non-employee directors’ services is governed by previous decisions of our compensation committee, Board and shareholders. We do not to pay cash compensation to directors who are nominees of our pre-IPO and other shareholders, and therefore through the end of the first quarter of 2021 we did not pay cash compensation to Aryeh (Arik) Dan, Jeff Dykan, Yasushi Ichiki, Wayne B. Weisman, or Allen (Chunlin) Han, who served on our Board until April 7, 2020. In accordance with a finding by our Compensation Committee that Messrs. Dan, Dykan, Ichiki and Weisman should no longer be considered directors who are nominees of our pre-IPO shareholders, we began paying them cash compensation effective April 1, 2020.

Additionally, each independent, non-employee director currently receives upon his or her appointment RSUs to purchase ordinary shares, with such RSUs having a value based on the Black-Scholes model equal to $30,000 on the date of grant and an annual grant of RSUs to purchase ordinary shares, with such RSUs having a value based on the Black-Scholes model equal to $15,000 on the date of grant, all of which vest ratably in four equal quarterly installments starting three months from the date of grant with the vesting of such RSUs to be accelerated upon certain change of control events in accordance with the Company’s standard policy. At our 2020 annual general meeting, our shareholders approved an amendment to our compensation policy whereby all our a portion of our directors cash compensation may be paid in equity, at the discretion of our Compensation  Committee in order to preserve the Company’s cash and to provide that equity compensation of directors will be payable in the first instance in RSUs, but such compensation may also be payable, at the discretion of our Compensation Committee, in cash, based on a formula to be determined and with such payment provisions as shall result in the equivalent effect of vesting of RSUs, in order to preserve the equity available for incentives .   In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board or committees. Directors are also indemnified and insured by us for actions associated with being a director to the extent permitted under Israeli law. For further discussion, see “Certain Relationships and Related Party Transactions—Agreements with Directors and Officers.” Further, none of our non-employee directors receive any benefits upon termination of their directorship positions. Our non-employee directors are eligible to receive awards under certain of our equity compensation plans described below under “Executive and Direcor Compensation—Equity Compensation Plans.” The compensation committee reviews director compensation annually and makes recommendations to the Board with respect to compensation and benefits provided to the members of the Board.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions which are currently proposed or to which we have been or were a party since January 1, 2019, in which (a) the amount involved exceeds or exceeded the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years and (b) any of our directors, executive officers, beneficial owners of more than 5% of our ordinary shares, or any affiliates or members of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. Although we do not have a formal written policy as to the approval of related party transactions, all related party transactions for which disclosure would be required under Item 404 of Regulation S-K are approved based on procedures under Israeli law, as is duly memorialized in the minutes of the meetings of the Board and audit committee, as applicable. For more information, see “Approval of Related Party Transactions under Israeli Law.”

Agreements with Affiliates of SCP Vitalife Partners and or Yaskawa

Amended and Restated Shareholders’ Rights Agreement

On July 14, 2014, we entered into an Amended and Restated Shareholders’ Rights Agreement, (the “Shareholders’ Rights Agreement”), with entities affiliated with SCP Vitalife Partners II, which are controlled by our directors Messrs. Dykan and Weisman, Yaskawa Electric Corporation (“Yaskawa”), where our directors Messrs. Ichiki and Dan are employed, and other entities and shareholders that are no longer related parties. The Shareholders’ Rights Agreement provided the shareholders party to it holding our ordinary shares with certain registration rights. All registration rights terminated in 2019 on the fifth anniversary of the closing of our initial public offering.

Agreements with Yaskawa

On September 24, 2013, we entered into a Strategic Alliance Agreement with Yaskawa. Pursuant to the Strategic Alliance Agreement, we and Yaskawa will collaborate in the following areas, among others:

•	marketing, distribution and commercialization of our products by Yaskawa, subject to a separate distribution agreement;
•	marketing and distribution of future Yaskawa healthcare equipment products by us in the scope of our sales network; and
•	improvement and quality control of our products by applying Yaskawa’s know-how and expertise in motion control and robotics.

The Strategic Alliance Agreement also provides for the creation of a joint steering committee to meet quarterly to review, among other things, sales targets for our products by Yaskawa, opportunities for us to sell Yaskawa products, possibilities for quality improvements to our products by applying Yaskawa’s expertise and future research and development for our products. In the future, subject to any necessary regulatory clearance, we are entitled to market and sell certain of Yaskawa’s products currently under development, which consist of complementary products to the ReWalk, in the United States and Europe. While the terms of any such arrangement, including with respect to any compensation we may receive, have not yet been agreed, we expect that any such compensation would take the form of a percentage discount off of each product’s list price or another customary arrangement. The term of the agreement is ten years, but it may be terminated by either party after seven years or upon 60 days’ notice in the event of an uncured default under the agreement.

    On September 24, 2013, we and Yaskawa also entered into an Exclusive Distribution Agreement which provides that Yaskawa will be our exclusive distributor in Japan, China (including Hong Kong and Macau), Taiwan, South Korea, Singapore and Thailand. In addition, (i) if we desire to sell any exoskeleton products into any regional market in the Asian and Pacific regions (other than Australia, New Zealand or India), Yaskawa will have a right of first refusal to serve as distributor in those markets, subject to an agreement on minimum purchase requirements, and (ii) if we offer pricing to any other distributor better than what we offer Yaskawa, Yaskawa will be entitled to that pricing. The initial term of the Exclusive Distribution Agreement is ten years. Either party may terminate the agreement upon 90 days’ written notice after seven years or upon an event of default under the agreement or a bankruptcy event of the other party. Through December 30, 2018, Yaskawa had paid us an aggregate of approximately $1,077,000 pursuant to the exclusive distribution agreement, $303,000 of which was paid since January 1, 2017. In connection with the closing of the first tranche of the private placement of the Investment Agreement with Timwell Corporation Limited (“Timwell”), we entered into an amendment to this Exclusive Distribution Agreement to terminate the distribution rights granted to Yaskawa in China (including Hong Kong and Macau), and in return we agreed to pay Yaskawa an amount equal to 3% of the net revenues we receive between April 1, 2018 and December 31, 2023 from the sale in China of our spinal cord injury line, but not less than an aggregate amount of $75,000. On June 25, 2020 we delivered a written notice that we would terminate this agreement at the end of the seven year term, and such termination occurred on September 24, 2020.

Agreements with Kreos V

   Kreos Capital V (Expert Fund) Limited (“Kreos V”) beneficially owned more than 5% of our ordinary shares at some time since January 1, 2019. On December 30, 2015, we entered into an Agreement for the Provisions of a Loan Facility (the “Kreos V Loan Agreement”) with Kreos V, pursuant to which Kreos V extended a line of credit to us in the amount of $20.0 million. In connection with the Kreos V Loan Agreement, we issued to Kreos V a warrant to purchase up to 4,771 ordinary shares at an exercise price of $241.00 per share, which was increased to represent the right to purchase up to 6,679 ordinary shares on December 28, 2016. On June 9, 2017, we entered into the first amendment of the Kreos V Loan Agreement, under which $3.0 million of the outstanding principal is extended and subject to the terms of the convertible note under the Kreos V Loan Agreement (the “Kreos V Convertible Note,”), convertible into up to 100,946 ordinary shares (subject to customary anti-dilution adjustments in connection with a share split, reverse share split, share dividend, combination, reclassification or otherwise). This amount includes (i) 94,637 ordinary shares issuable upon conversion of the $3.0 million at $31.70 per share and (ii) 6,309 ordinary shares issuable upon conversion of “end of loan payments” totaling $200,000 at $31.70 per share. Pursuant to the Kreos V Loan Agreement, we are required to pay Kreos V “end of loan payments” equal to 1.0% of the amount of each tranche drawn down upon the expiration of each such tranche. Because the aggregate amount we drew down under the Kreos V Loan Agreement equals $20,000,000, the total “end of loan payments” equal $200,000. All amounts are convertible at any time until the earlier of (i) the maturity date of June 9, 2020 or (ii) a “Change of Control,” as defined in the Kreos V Loan Agreement. In lieu of receiving the “end of loan payments,” Kreos V may also require us to pay, upon conversion of the Kreos V Convertible Note, in whole or in part, an amount equal to 1% of the principal amount so converted and on the maturity date of June 9, 2020, we must pay to Kreos V, in addition to the then-outstanding principal amount, an amount equal to 1% of the then-outstanding principal amount.

On November 20, 2018, the Company and Kreos V entered into the second amendment to the Kreos V Loan Agreement (the “Second Amendment”). In the Second Amendment, the Company agreed to repay $3.6 million to Kreos V in satisfaction of all outstanding indebtedness under the Kreos V Convertible Note and other related payments, including prepayment costs and end of loan payments and Kreos V agreed to terminate the Kreos V Convertible Note. The Company repaid Kreos V the $3.6 million by issuing to Kreos V 192,000 units and 288,000 pre-funded units at the applicable public offering prices for an aggregate price of $3.6 million (including the aggregate exercise price for the ordinary shares to be received upon exercise of the pre-funded warrants, assuming Kreos V exercises all of the pre-funded warrants it purchased as part of the Company’s public offering). The Company and Kreos V also agreed to revise the principal and the repayment schedule under the Kreos V Loan Agreement. The revised repayment schedule effectively deferred an additional $1.1 million of payments that were due in 2018 and $2.8 million that were due in 2019 under the loan’s prior repayment schedule, for total deferred payments of $3.9 million compared to the prior repayment schedule. Additionally, Kreos V and the Company entered into the Kreos Warrant Amendment, which amended the exercise price of the warrant to purchase 6,679 ordinary shares currently held by Kreos V from $241.00 to $7.50. The Second Amendment also made certain changes to the prepayment premiums under the Kreos V Loan Agreement, tying them to the date of the Second Amendment.

On June 5, 2019 and June 6, 2019, the Company entered into warrant exercise agreements with certain institutional investors of warrants to purchase the Company’s ordinary shares, pursuant to which, Kreos V agreed to exercise in cash their November 2018 warrants at the existing exercise price of $7.50 per share. Under the exercise agreements, the Company also agreed to issue to Kreos V new warrants to purchase up to 480,000 ordinary shares at an exercise price of $7.50 per share.

On December 29, 2020, the Company repaid in full the outstanding balance on its credit line from Kreos, which discharged all of the Company’s obligations to Kreos.

Investment Agreement with Timwell

Mr. Chunlin Han was a member of our Board of Directors throughout 2019 and 2020, serving as a designee of Timwell. Mr. Han’s father controls Timwell and Mr. Han’s parents indirectly control Timwell affiliate Realcan Ambrum.

On March 6, 2018, we entered into an investment agreement (the “Investment Agreement”) for a private placement of 640,000 ordinary shares to Timwell, a Hong Kong entity, in exchange for total aggregate proceeds of $20.0 million at a price of $31.25 per share, and a joint venture framework agreement, or the JV Framework Agreement, for a related joint venture in China. For more information, see “Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Timwell Private Placement” in our 2020 Form 10-K. Timwell agreed to make the investment in three separate tranches, consisting of $5.0 million for 160,000 shares in the first tranche, $10.0 million for 320,000 shares in the second tranche and $5.0 million for 160,000 shares in the third tranche. As a result of Timwell’s notification that it would not invest the second and third tranches under the Investment Agreement, on April 7, 2020, our Board of Directors removed Mr. Chunlin Han, Timwell’s designee, from the Board.

Transactions with Other Current and/or Former 5% Beneficial Owners

           Since January 1, 2019, we entered into the following transactions with other shareholders who are currently 5% beneficial owners or who we believe beneficially owned at the time of such transactions or became as a result of such transactions more than 5% of our ordinary shares, based on a review of Schedule 13G filings made and Company records during such period.

Current 5% Beneficial Owner

          On April 5, 2019, we sold to Intracoastal Capital, LLC and/or its affiliates (“Intracoastal”) 272,304 ordinary shares in a registered direct offering and warrants to purchase 136,152 ordinary shares with an exercise price of $5.14 per share in a concurrent private placement, at a sale price of $5.2025 per ordinary share and associated warrant.  On June 10, 2019, we sold to Intracoastal 333,334 ordinary shares in a registered direct offering and warrants to purchase 166,667 ordinary shares with an exercise price of $6 per share in a concurrent private placement, at a sale price of $6 per share and associated warrant. On February 10, 2020, in a follow-on public offering, we sold to Intracoastal 600,000 ordinary shares and common warrants to purchase 600,000 ordinary shares with an exercise price of $1.25 per common warrant, at a sale price of $1.25 per common unit. On July 1, 2020, we sold to Intracoastal 823,046 ordinary shares in a registered direct offering and warrants to purchase 411,523 ordinary shares with an exercise price of $1.76 per share in a concurrent private placement, at a sale price of $1.8225 per share and associated warrant. On December 3, 2020, in a private placement, we sold to Intracoastal 871,840 ordinary shares and warrants to purchase 653,880 ordinary shares, with an exercise price of $1.34, at a sale price of $1.43375 per share and associated warrant.

In connection with the December 3, 2020 private placement, we also entered into registration rights agreements, dated December 3, 2020, with Intracoastal and other investors party thereto, pursuant to which we are required to prepare, file and maintain effectiveness with the SEC one or more registration statements to register for resale the ordinary shares issued outright and ordinary shares underlying the warrants, in each case, sold in such private placement, by December 18, 2020. The registration statement became effective on December 28, 2020.

Former 5% Beneficial Owners

We engaged in certain warrant exercise agreements and private placements, best efforts offerings and registered direct offerings of ordinary shares and/or warrants with a number of investors who we believe were 5% beneficial owners at the time of such transactions. These include Anson Funds Management LP and/or its affiliates (“Anson”), Armistice Capital Master Fund Ltd. and its affiliates, CVI Investments, Inc. and its affiliates, and Sabby Volatility Warrant Master Fund, Ltd and its affiliates. For information regarding transactions with Anson, see below. For certain additional information regarding the other investors, see the footnotes to “Selling Shareholders” and accompanying information regarding these prior transactions in “Prospectus Summary—Ordinary Shares Outstanding and Other Outstanding Warrants.”

On April 5, 2019, we sold to Anson 272,304 ordinary shares in a registered direct offering and warrants to purchase 136,152 ordinary shares with an exercise price of $5.14 per share in a concurrent private placement, at a sale price of $5.2025 per ordinary share and associated warrant. On June 10, 2019, we sold to Anson 500,000 ordinary shares in a registered direct offering and warrants to purchase 250,000 ordinary shares with an exercise price of $6 per share in a concurrent private placement, at a sale price of $6 per share and associated warrant. On February 10, 2020, in a follow-on public offering, we sold to Anson 1,131,586 ordinary shares, common warrants to purchase 168,414 ordinary shares with an exercise price of $1.25 per share and pre-funded warrants to purchase 1,300,000 ordinary shares with an exercise price of $1.249 per share,  at a sale price of $1.25 per common unit and $1.249 per pre-funded unit. On July 1, 2020, we sold to Anson 960,222 ordinary shares in a registered direct offering and warrants to purchase 160,037 ordinary shares with an exercise price of $1.76 per share in a concurrent private placement, at a sale price of $1.8225 per share and associated warrant. On December 3, 2020, in a private placement, we sold to Anson 1,046,208 ordinary shares and warrants to purchase 784,656 ordinary shares with an exercise price of $1.34, at a sale price of $1.43375 per share and associated warrant.

Agreements with Directors, Officers and Others

Employment Agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. We have also entered into customary non-competition, confidentiality of information and ownership of inventions arrangements with our executive officers. However, the enforceability of the noncompetition provisions may be limited under applicable law. For more information, see "Executive and Director Compensation--Employment Agreements with Named Executive Officers."

Options

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Executive and Director Compensation--Equity Compensation Plan Information.”

Exculpation, Indemnification and Insurance

Our Articles of Association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Israel Companies Law. We have entered into indemnification agreements with our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance.

 Approval of Related Party Transactions Under Israeli Law

Disclosure of Personal Benefits or Other Interests of an Office Holder and Approval of Certain Transactions

The Israel Companies Law requires that an office holder promptly disclose to the board of directors any personal benefit or other interest that he or she may have, and all related material information or documents, concerning any existing or proposed transaction with the company. A personal benefit or other interest includes the individual’s own benefit or other interest and, in some cases, a personal benefit or other interest of such person’s relative or an entity in which such individual, or his or her relative, is a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but does not include a personal benefit or other interest stemming only from ownership of our shares.

If an office holder has a personal benefit or other interest in a transaction, approval by the board of directors is required for the transaction. Once an office holder has disclosed his or her personal benefit or other interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. A company may not, however, approve a transaction or action unless it is in the best interests of the company, or if the office holder is not acting in good faith.

Special approval is required for an extraordinary transaction, which under the Israel Companies Law is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

An extraordinary transaction in which an office holder has a personal benefit or other interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s compensation policy or if the office holder is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to shareholder approval by a simple majority, which must also include at least a majority of the shares voted by all shareholders who are neither controlling shareholders nor have a personal benefit or other interest in such compensation arrangement (alternatively, in addition to a simple majority, the total number of shares voted against the compensation arrangement by non-controlling shareholders and shareholders who do not have a personal benefit or other interest in the arrangement may not exceed 2% of our outstanding shares). We refer to this as the “Special Approval for Compensation”. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by a simple majority, in that order, and under certain circumstances, a Special Approval for Compensation.

Generally, a person who has a personal benefit or other interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the board of directors or the audit committee (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the board of directors or the audit committee (as applicable) have a personal benefit or other interest in the approval of a transaction, then all directors may participate in discussions of the board of directors or the audit committee (as applicable) on such transaction and in the voting, but shareholder approval is also required for such transaction.

Disclosure of Personal Benefits or Other Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to the Israel Companies Law, the disclosure requirements regarding personal benefits or other interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In this context, a controlling shareholder includes a shareholder who holds 25% or more of our outstanding shares if no other shareholder holds more than 50% of our outstanding shares. For this purpose, the holdings of all shareholders who have a personal benefit or other interest in the same transaction will be aggregated. The approval of the audit committee, the board of directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal benefit or other interest, (b) our engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to us, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) our employment of a controlling shareholder or his or her relative, other than as an office holder. In addition to shareholder approval by a simple majority, the transaction must be approved by a Special Majority.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable under the circumstances.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders, in that order, by a Special Majority, and the terms must be consistent with our Compensation Policy.

Pursuant to regulations promulgated under the Israel Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of our shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, we must publish these determinations, and a shareholder holding at least 1% of our outstanding shares may, within 14 days of after publication, demand shareholder approval despite such determinations.

USE OF PROCEEDS

We are not selling any securities under this prospectus and will not receive any proceeds from the sale of ordinary shares by the selling shareholders. We will, however, receive the proceeds of any February 2021 Warrants exercised for cash in the future. Such net proceeds will be up to approximately $22.7 million, based on the February 2021 Warrants’ exercise prices.

We intend to use the net proceeds for: (i) sales, marketing and reimbursement expenses related to market development activities of our ReStore and Personal 6.0 devices, broadening third-party payor and CMS coverage for our ReWalk Personal device and commercializing our new product lines added through distribution agreements; (ii) research and development of our lightweight exo-suit technology for potential home personal health utilization for multiple indications and future generation designs for our spinal cord injury device; (iii) routine product updates; and (iv) general corporate purposes, including working capital needs. We may also use such proceeds for potential acquisitions in complementary businesses, although we do not currently have any agreement or understanding with respect to an acquisition in which we plan to invest such proceeds.

We will not be paying any underwriting discounts or commissions in offerings under this prospectus. The selling shareholders will bear discounts or commissions, if any, attributable to their sale or disposition of the ordinary shares. Other than in connection with our indemnification obligations with respect to the selling shareholders, we will bear all costs, expenses and fees in connection with the registration of the shares (which do not include the fees and expenses of any selling shareholder counsel).

DESCRIPTION OF OUR ORDINARY SHARES

This description is a summary and is qualified in its entirety by reference to the third amended and restated articles of association, or the Articles of Association, a copy of which is filed as Exhibit 3.1 to our 2020 Form 10-K.

General

Our authorized share capital currently consists solely of 60,000,000 ordinary shares, par value NIS 0.25 per share. 45,986,777 ordinary shares were issued and outstanding as of February 26, 2021.

All of our issued and outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

For information about deduction of the withholding tax or other duties from dividend payments, see “Part I. Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” and “Part I. Item 1A. Risk Factors--Risks Relating to Our Incorporation and Location in Israel” in our 2020 Form 10-K.

Ordinary Shares

Quorum Requirements

The quorum required for our general meetings of shareholders consists of at least two holders of our ordinary shares present in person or by proxy and holding among them at least 33 1/3% of the total outstanding voting rights.

Vote Requirements

Pursuant to our Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Shareholders may vote at a general meeting either in person, by proxy or by written ballot.

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israel Companies Law, 5799-1999, or the Israel Companies Law, or by our Articles of Association. Under the Israel Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires special approval. For more information, see our Registration Statement on Form 8-A as filed with the SEC on September 2, 2014 under the heading “Item 1. Description of Registrant’s Securities to be Registered.” Under our Articles of Association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our Articles of Association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 65% of the total voting power of our shareholders. In addition, the voluntary winding up, or approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israel Companies Law, requires the approval of a majority of those represented at the meeting, in person, by proxy or by voting deed and voting on the resolution, who must be the holders of at least 75% of the voting rights.

Preferred Stock

We may, from time to time, by shareholders resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution (subject to the provisions of the Israel Companies Law). The rights of the holders of ordinary shares will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. As of February 26, 2021, we had no shares of preferred stock outstanding.

Transfer of Shares; Share Ownership Restrictions

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors.

Under our Articles of Association, our board of directors must consist of not less than five but no more than thirteen directors, including two external directors as and if required by the Israel Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Israel Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on our board of directors unless they are removed by a vote of 65% of the total voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israel Companies Law and our Articles of Association. In addition, our Articles of Association allow our board of directors to appoint new directors and appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated.

External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances and may be removed from office pursuant to the terms of the Israel Companies Law. Pursuant to regulations promulgated under the Israel Companies Law, as a company that does not have a controlling shareholder and that complies with U.S. securities laws and the corporate governance rules of the Nasdaq Stock Market (“Nasdaq”), we are permitted to “opt out” of the requirement to appoint external directors. In February 2018, we opted out of the requirement to have external directors.

Dividend and Liquidation Rights

Subject to the Israel Companies Law, we may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israel Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israel Companies Law, a company may make a distribution of dividends out of its profits on the condition that there is no reasonable concern that the distribution may prevent the company from meeting its existing and expected obligations when they fall due. The Israel Companies Law defines such profits as retained earnings or profits accrued in the last two years, whichever is greater, according to the last reviewed or audited financial statements of the company, provided that the date of the financial statements is not more than six months before the distribution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our Articles of Association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israel Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) five percent or more of our outstanding issued shares and one percent of our outstanding voting power or (b) five percent or more of our outstanding voting power.

Subject to the provisions of the Israel Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Israel Companies Law requires that resolutions regarding the following matters be passed at a general meeting of our shareholders:

•	amendments to our Articles of Association;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•
the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israel Companies Law and our Articles of Association require that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israel Companies Law and under our Articles of Association, our shareholders are not permitted to take action via written consent in lieu of a meeting.

Access to Corporate Records

Under the Israel Companies Law, shareholders generally have the right to review: minutes of our general meetings; our shareholders register and principal shareholders register; our Articles of Association; our annual financial statements; and any document that we are required by law to file publicly with the Israel Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction with a related party that requires shareholder approval under the related party transaction provisions of the Israel Companies Law. We may deny a request to review a document if we believe it has not been made in good faith, that the document contains a trade secret or patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions Under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital (or of a class thereof) is required by the Israel Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If as a result of a full tender offer the purchaser would own more than 95% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the purchaser offered to purchase will be transferred to the acquirer by operation of law. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, provided that the purchaser is entitled to stipulate that tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the purchaser would own 95% or less of the issued and outstanding share capital of the company or of the applicable class, the purchaser may not acquire shares that will cause its shareholding to exceed 90% of the issued and outstanding share capital of the company or of the applicable class.

Special Tender Offer. The Israel Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israel Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger. The Israel Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israel Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Companies Registrar and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover Measures Under Israeli Law

The Israel Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Upon the closing of our IPO, our Articles of Association were amended to provide that no preferred shares are authorized. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our Articles of Association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israel Companies Law as described above in “—Voting Rights.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

MARKET INFORMATION AND DIVIDEND POLICY

Our ordinary shares began trading publicly on the Nasdaq Global Market on September 12, 2014 and were transferred for listing on the Nasdaq Capital Market effective May 25, 2017. Prior to the initial listing in September 2014, there was no public market for our ordinary shares. Our ordinary shares trade under the trading symbol “RWLK.” The last reported sales price of our ordinary shares as reported by the Nasdaq Capital Market on March 18, 2021 was $2.95 per share.

No dividends have been declared or paid on our ordinary shares. We do not anticipate paying any cash dividends on any of our ordinary shares in the foreseeable future. We currently intend to retain any earnings to finance the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of February 26, 2021, there were 45,986,777 ordinary shares outstanding, excluding ordinary shares issuable in connection with the exercise of outstanding warrants (including the February 2021 Warrants) or outstanding options or upon the vesting of RSUs. The voting rights of all shareholders are the same.

The following table sets forth certain information as of February 26, 2021 concerning the number of ordinary shares beneficially owned, directly or indirectly, by:

(1) each person, or group of affiliated persons, known to us to beneficially own more than 5% of our outstanding ordinary shares;

(2) each of our directors;

(3) each of our Named Executive Officers (as defined in “Executive and Director Compensation—Summary Compensation Table” elsewhere in this prospectus); and

(4) all of our directors and executive officers serving as of February 26, 2021, as a group.

As of February 26, 2021, there were 26 holders of record of our ordinary shares, including Cede & Co., the nominee of the Depositary Trust Company. The actual number of beneficial holders of ordinary shares is greater than this number of record holders, because it includes beneficial owners whose shares are held in street name by brokers and other nominees.

Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such shares. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 26, 2021 (subject, in the case of warrants, to beneficial ownership limitations of 4.99% or 9.99%), and shares subject to RSUs that were vested as of or will vest within 60 days of February 26, 2021 are deemed to be outstanding and to be beneficially owned by the person holding such options, RSUs or warrants for the purpose of computing the percentage ownership of such person. However, such shares are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

Under the terms of the terms of certain outstanding warrants, a holder may not exercise the warrants to the extent that such shareholder, together with its affiliates, would beneficially own, after such exercise, more than 4.99% or 9.99% of the ordinary shares then outstanding, as applicable (subject to the right of the shareholder with a 4.99% ownership limitation to increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%), and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered. Consistent with beneficial ownership reporting principles under Section 13(d) of the Exchange Act, the below table only shows ordinary shares underlying warrants that are deemed to be beneficially owned, assuming compliance with these ownership limitations. This is in contrast with the table under “Selling Shareholders,” which discloses these beneficial ownership limitations but otherwise shows as owned all shares held by selling shareholders regardless of compliance with these beneficial ownership limitations.

All information with respect to the beneficial ownership of shareholders below has been furnished by such shareholder to the Company or is based on our filings with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the ordinary shares shown as beneficially owned, subject to community property laws, where applicable. The ordinary shares beneficially owned by our directors and officers may include shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership. Unless otherwise noted below, each shareholder’s address is c/o ReWalk Robotics Ltd., 3 Hatnufa Street, Floor 6, Yokneam Ilit 2069203, Israel.

Name	Number of Shares	Percentage of Shares
5%-or-More Beneficial Owners:
Intracoastal Capital, LLC (1)	2,537,243	5.3%
Named Executive Officers and Directors:
Larry Jasinski(2)	37,729	*
Jeff Dykan(3) (4)	68,396	*
Yohanan Engelhardt(5)	13,960	*
Wayne B. Weisman(3) (6)	74,525	*
Aryeh (Arik) Dan(6)	14,520	*
Yasushi Ichiki(6)	14,520	*
Randel Richner(7)	6,874	*
Dr. John William Poduska(8)	15,020	*
Ofir Koren(9)	5,860	*
Ori Gon(10)	17,539	*
All directors and executive officers as a group (9 persons) (11)	203,080	*

*	Ownership of less than 1%.
(1)
Based on a Schedule 13G/A filed on January 29, 2021, includes, as of December 31, 2020, 2,537,243 ordinary shares, which consisted of (i) 871,840 ordinary shares held by Intracoastal Capital LLC (“Intracoastal”), (ii) 411,523 ordinary shares issuable upon exercise of a warrant held by Intracoastal (“Intracoastal Warrant 1”), (iii) 600,000 ordinary shares issuable upon exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”) and (iv) 653,880 ordinary shares issuable upon exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 3”). The foregoing excludes (I) 3,900 ordinary shares issuable upon exercise of a fourth warrant held by Intracoastal (“Intracoastal Warrant 4”) because Intracoastal Warrant 4 contains a 4.99% blocker provision, (II) 136,152 ordinary shares issuable upon exercise of a fifth warrant held by Intracoastal (“Intracoastal Warrant 5”) because Intracoastal Warrant 5 contains 4.99% blocker provision, and (III) 166,667 ordinary shares issuable upon exercise of a sixth warrant held by Intracoastal (“Intracoastal Warrant 6”) because Intracoastal Warrant 6 contains a 4.99% blocker provision. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,843,962 ordinary shares. Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal, have shared voting control and investment discretion over the securities held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership over such shares of Intracoastal. The principal business address of Intracoastal is 245 Palm Trail, Delray Beach, FL 33482.

(2)	Consists of 5,249 ordinary shares, including 419 shares underlying RSUs vesting within 60 days, and exercisable options to purchase 32,480 ordinary shares.
(3)
Based on Section 13(d) and 16 filings made with the SEC, consists of 40,707 ordinary shares beneficially owned by SCP Vitalife Partners II, L.P., or SCP Vitalife Partners II, a limited partnership organized in the Cayman Islands, 13,596 ordinary shares beneficially owned by SCP Vitalife Partners (Israel) II, L.P., or SCP Vitalife Partners Israel II, a limited partnership organized in Israel, 2,480 ordinary shares beneficially owned by Vitalife Partners (Overseas) L.P., or Vitalife Partners Overseas, 820 ordinary shares beneficially owned by Vitalife Partners (Israel) L.P., or Vitalife Partners Israel, 829 ordinary shares beneficially owned by Vitalife Partners (D.C.M) L.P., or Vitalife Partners DCM, and 1,571 ordinary shares currently held by the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the State of Israel), or the IIA, that Vitalife Partners Overseas, Vitalife Partners Israel and Vitalife Partners DCM have the right to acquire from IIA. SCP Vitalife II Associates, L.P., or SCP Vitalife Associates, a limited partnership organized in the Cayman Islands, is the general partner of the SCP Vitalife Partners II and SCP Vitalife Partners Israel II, and SCP Vitalife II GP, Ltd., or SCP Vitalife GP, organized in the Cayman Islands, is the general partner of SCP Vitalife Associates. As such, SCP Vitalife GP may be deemed to beneficially own the 54,303 ordinary shares beneficially owned by SCP Vitalife Partners II and SCP Vitalife Israel Partners II. Jeff Dykan and Wayne B. Weisman are the directors of SCP Vitalife GP and, as such, share voting and dispositive power over the shares held by the foregoing entities. As such, they may be deemed to beneficially own 60,003 ordinary shares, consisting of the 54,303 ordinary shares beneficially owned by SCP Vitalife GP, as well as the ordinary shares beneficially owned by each of Vitalife Partners Overseas, Vitalife Partners Israel and Vitalife Partners DCM and held by IIA. The principal business address of SCP Vitalife Partners II, SCP Vitalife Associates, SCP Vitalife GP, and Messrs. Churchill and Weisman is c/o SCP Vitalife Partners II, L.P., 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. The principal business address of SCP Vitalife Partners Israel II, Vitalife Partners Israel, Vitalife Partners Overseas, Vitalife Partners DCM, Mr. Dykan and Dr. Ludomirski is c/o SCP Vitalife Partners (Israel) II, L.P., 32B Habarzel Street, Ramat Hachayal, Tel Aviv 69710, Israel.

(4)	Consists of 7,891 ordinary shares, including 1,916 shares underlying RSUs vesting within 60 days, and exercisable options to purchase 501 ordinary shares.
(5)	Consists of 13,960 ordinary shares, including 2,737 shares underlying RSUs vesting within 60 days.
(6)	Consists of 14,020 ordinary shares, including 2,737 shares underlying RSUs vesting within 60 days, and exercisable options to purchase 501 ordinary shares.
(7)	Consists of 6,874 ordinary shares.
(8)	Consists of 14,020 ordinary shares, including 2,737 shares underlying RSUs vesting within 60 days, and exercisable options to purchase 1,002 ordinary shares.
(9)
Consists of 2,157 ordinary shares and exercisable options to purchase 3,703 ordinary shares. Mr. Koren stepped down as Vice President, Research & Development and Regulatory, effective January 17, 2021.

(10)	Consists of 12,840 ordinary shares, including 254 shares underlying RSUs vesting within 60 days, and exercisable options to purchase 4,699 ordinary shares.
(11)
Consists of (i) 146,621 ordinary shares directly or beneficially owned by our two executive officers (Mssrs. Jasinki and Gon) and our seven directors other than Mr. Jasinski; (ii) 40,185 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors; and (iii) 16,274 shares underlying RSUs vesting within 60 days. Does not include ordinary shares beneficially owned by Mr. Koren, who stepped down from his role, effective January 17, 2021.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following is a discussion of the material Israeli tax consequences concerning the ownership and disposition of our securities. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the securities were not held through a permanent establishment that the non-resident maintains in Israel. A partial exemption may be available for non-Israeli resident holders who acquired their securities prior to the issuer’s initial public offering.

However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be a business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares should be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our holders may be liable for Israeli tax on the sale of their securities, the payment of the consideration may be subject to the withholding of Israeli tax at source.

If the above exemptions from capital gains tax are not available, individuals will be subject to a 25% tax rate on capital gains derived from the sale of securities, as long as the individual is not a “substantial shareholder” of the corporation issuing the shares (in which case the individual will be subject to a 30% tax rate), and corporations will be subject to a 23% corporate tax rate for 2020 and thereafter. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights how to act, regardless of the source of such right (which source may include shares and rights to shares such as warrants). The determination of whether the individual is a substantial shareholder will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale he or she was a substantial shareholder.

As of January 1, 2020, holders that are individuals with taxable income exceeding NIS 651,600 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will also include taxable capital gains from the sale of our securities and taxable income from dividend distributions.

If the above exemptions from capital gains tax are not available, corporations will be subject to the corporate tax rate (23% for 2020 and thereafter) on capital gains derived from the sale of securities.

Exercise of Warrants

Purchasers will generally not recognize gain or loss for Israeli tax purposes on the exercise of a warrant and related receipt of an ordinary share, unless cash is received in lieu of the issuance of a fractional ordinary share. A purchaser’s initial tax basis in such ordinary share received on the exercise of a warrant should be equal to the sum of (i) the purchaser’s tax basis in such warrant (that is, an amount equal to the purchase price of the warrant) plus (ii) the exercise price paid by the purchaser upon the exercise of the warrant. Also, for tax purposes, the date of purchase of such ordinary share will be considered to be the date of purchase of the warrants (excluding the portion of tax basis in the ordinary share attributed to the exercise price of the warrant (as described above) for which the relevant date of purchase will be the date of exercise of the warrant).

The Israeli income tax treatment of a cashless exercise of warrants into ordinary shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a lower rate is provided under an applicable tax treaty and a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. The United States Israel Tax Treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from a Beneficiary or Preferred Enterprise (certain Israeli tax-benefit programs that may apply to us) or 12.5% otherwise. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

If the dividend is attributable partly to income derived from a Beneficiary or Preferred Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Israel Innovation Authority

We have received grants from the Israel Innovation Authority, or the IIA, for research and development programs in the aggregate amount of approximately $1.97 million as of September 30, 2020. We may in the future apply to receive additional grants from the IIA to support our research and development activities. With respect to such grants we are committed to pay royalties at a rate of 3.0% on sales proceeds up to the total amount of grants received, linked to the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits. As of September 30, 2020, the amount of royalties that we paid to the IIA was $0.9 million and the remaining aggregate amount to be returned to the IIA through royalties on future sales was about $1.6 million. If we transfer our manufacturing outside of Israel the rate of royalties and the aggregate amount to be repaid can be increased significantly. Even after payment in full of these amounts, we will still be required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, or the R&D Law, and related regulations and IIA guidelines, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the R&D Law restrict the transfer of such know-how to third parties or outside of Israel, and of the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. Therefore, if aspects of our technology are deemed to have been developed with IIA funding, the discretionary approval of an IIA committee would be required for any transfer to third parties of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel or may not grant such approvals at all.

Furthermore, the consideration available to our shareholders in a future transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

In addition to the above, we are required to notify the IIA of any change in our means of control (e.g. equity or the right to nominate board members) and if any non-Israeli entity becomes an interested party in us (e.g. (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer or (iii) serves as one of our directors or as our chief executive officer) or if an existing foreign interested party purchases or is issued any means of control in us, we will be required to have such foreign interested party to sign an undertaking to comply with the rules and regulations applicable to the grant programs of the IIA and the R&D Law.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the U.S. federal income tax consequences to U.S. Holders that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	holders whose “functional currency” is not the U.S. Dollar;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares taken into account in an applicable financial statement; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”), will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	An individual holder that is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

As noted above, we do not anticipate paying any cash dividends in the foreseeable future.  Nevertheless, subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to applicable limitations (and assuming that we are not a passive foreign investment company for our taxable year in which the dividend is paid or the preceding taxable year), dividends paid to certain non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares if certain requirements, including stock holding period requirements, are satisfied by the recipient and either we are eligible for the benefits of the United States-Israel Tax Treaty or our ordinary shares are readily tradable on an established market in the United States. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a return of your adjusted tax basis in our ordinary shares to the extent thereof and thereafter as either long-term or short-term capital gain depending upon whether your holding period for our ordinary shares exceeds one year as of the time such distribution is received.  However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. Dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United States-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We will be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. In addition, a corporate U.S. Holder that owns 10% or more of our ordinary shares (actually or constructively) may not be able to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends. You should consult your tax advisor about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, any applicable elections relating to this rule.

The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in such shares (taking into account the rules discussed above). Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holder may be eligible for preferential rates of taxation. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any recognized gain or loss of a U.S. Holder generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•
at least 50% of the average quarterly value of its total gross assets (which may be measured in part by the market value of our ordinary shares, which is subject to change as discussed below) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets from time to time. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile. If we are characterized as a “controlled foreign corporation,” or a “CFC” under Section 957(a) of the Code and not considered publicly traded throughout the relevant taxable year, however, the passive asset test may be applied based on the adjusted tax bases of our assets instead of the fair market value of each asset (as described above). Recently adopted Treasury Regulations, or the New Regulations, modify certain of the rules described above.  Such modifications include, for example, permitting asset value to be determined more frequently than on a quarterly basis and treating a non-U.S. corporation as publicly traded for a taxable year if the stock of such corporation is publicly traded, other than in de minimis quantities, for at least twenty trading days during such taxable year.

The New Regulations generally apply to taxable years of shareholders beginning on or after January 14, 2021. A shareholder, however, may choose to apply such rules for any open taxable year beginning before January 14, 2021, provided that, with respect to a non-U.S. corporation being tested for PFIC status, the shareholder consistently applies certain of the provisions of the New Regulations and certain other Treasury Regulations for such year and all subsequent years.  Investors who are U.S. holders should consult their own tax advisors regarding the impact and applicability of the New Regulations.

Based on our gross income and assets and the nature of our business, we believe that we may have been a PFIC for the taxable year ended December 31, 2020. This determination, however, is subject to uncertainty. In addition, there is a significant risk that we may be a PFIC for future taxable years, unless the market price of our ordinary shares increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold. Accordingly, no assurances can be made regarding our PFIC status in one or more subsequent years, and our U.S. counsel expresses no opinion with respect to our PFIC status in the taxable year ended December 31, 2020, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status in the past or in the future.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of our PFIC subsidiaries, such subsidiaries referred to as “lower-tier PFICs,” and will be subject to U.S. federal income tax in the manner discussed below on (1) a distribution to us on the shares of a “lower-tier PFIC” and (2) a disposition by us of shares of a “lower-tier PFIC,” both as if the holder directly held the shares of such “lower-tier PFIC.”

If an entity is treated as a PFIC for any taxable year during which a U.S. Holder holds (or, as discussed in the previous paragraph, is deemed to hold) its ordinary shares, such holder will be subject to adverse U.S. federal income tax rules. In general, if a U.S. Holder disposes of shares of a PFIC (including an indirect disposition or a constructive disposition of shares of a “lower-tier PFIC”), gain recognized or deemed recognized by such holder would be allocated ratably over such holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before the entity became a PFIC, if any, would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of shares of a PFIC (or a distribution by a lower-tier PFIC to its shareholders that is deemed to be received by a U.S. Holder) in excess of 125% of the average of the annual distributions on such shares received or deemed to be received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the manner described above. In addition, dividend distributions made to you will not qualify for the preferential rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC, unless we subsequently again become a PFIC.

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to us if we are classified as a PFIC.

If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to our ordinary shares (but not the shares of any lower-tier PFICs), which may help to mitigate the adverse tax consequences resulting from our PFIC status (but not that of any lower-tier PFICs). Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder; however, there can be no assurance that trading volumes will be sufficient to permit a mark-to-market election. In addition, because a mark-to-market election with respect to us does not apply to any equity interests in “lower-tier PFICs” that we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on a sale or other disposition of our ordinary shares will be treated as ordinary income. Any losses recognized on a sale or other disposition of our ordinary shares will be treated as ordinary loss to the extent of any net mark-to-market gains for prior years. U.S. Holders should consult their tax advisors regarding the availability and consequences of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to our ordinary shares if we have “lower-tier PFICs” for which such election is not available. Once made, the mark-to-market election cannot be revoked without the consent of the IRS unless our ordinary shares cease to be “regularly traded.”

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. A failure to file such form may result in penalties and may suspend the running of the statute of limitations on the tax return. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of these rules on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the ordinary shares.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular situation.

SELLING SHAREHOLDERS

The ordinary shares being offered by the selling shareholders include the February 2021 Shares and shares underlying the February 2021 Warrants. For additional information regarding the issuances of those ordinary shares and warrants, see “Prospectus Summary--Outstanding Shares and Warrants Issued in the February 2021 Private Placement” above. We are registering the February 2021 Shares and shares underlying the February 2021 Warrants in order to permit the selling shareholders to offer the shares for resale from time to time (in the case of the February 2021 Warrants, after exercising such warrants for cash), as well as to satisfy our resale registration obligations to such shareholders under our February 2021 Registration Rights Agreement. When we refer to the “selling shareholders” in this prospectus, we mean the persons and entities listed in the table below, and their respective transferees, donees, pledgees, assignees and successors-in-interest who later come to hold any of the selling shareholders’ interests in ordinary shares other than through a public sale.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares by each of the selling shareholders. The second column lists the number of ordinary shares beneficially owned by each selling shareholder, based on its ownership of the ordinary shares and warrants (including the February 2021 Shares, February 2021 Warrants and other ordinary shares and warrants), as of February 26, 2021, assuming exercise of the February 2021 Warrants held by the selling shareholders on that date, without regard to any limitations on exercises. The fourth column lists the ordinary shares being offered by this prospectus by the selling shareholders.

This prospectus covers the resale of the sum of (i) the number of February 2021 Shares issued to the selling shareholders and (ii) the maximum number of ordinary shares issuable upon exercise of the February 2021 Warrants, determined as if the outstanding warrants were exercised in full as of February 26, 2021 without regard to any limitations on the exercise of the February 2021 Warrants. The fifth column assumes the sale of all of the February 2021 Shares and shares underlying the February 2021 Warrants offered by the selling shareholders pursuant to this prospectus.

Under the terms of the February 2021 Warrants, a selling shareholder may not exercise such warrants to the extent such exercise would cause such selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of ordinary shares which would exceed 4.99% or 9.99%, as applicable, of our then-outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Certain of the selling shareholders are designees of H.C. Wainwright. We and/or our affiliates have from to time to time in the past engaged and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with H.C. Wainwright or its affiliates, for which they have received or may receive customary fees and expenses. H.C. Wainwright acted as lead book-running manager of our underwritten follow-on public offering in November 2018 of units consisting of ordinary shares and common warrants and pre-funded units consisting common warrants and pre-funded warrants, as placement agent in our best-efforts follow-on public offering of ordinary shares in February 2019, as placement agent in our registered direct offerings of ordinary shares and concurrent private placement of warrants in April 2019, June 2019 and July 2020, as placement agent in our June 2019 and July 2020 private placement of warrants, as placement agent in our best-efforts public offering of units in February 2020, as placement agent in our private placement in December 2020 and as placement agent in our February 2021 Private Placement. Otherwise, except for the ownership of the February 2021 Shares, February 2021 Warrants and other ordinary shares and the warrants discussed in the footnotes to the table below, the selling shareholders have not had any material relationship with us within the past three years.

Selling Shareholders	Number of Shares Beneficially Owned Prior to the Offering(26)		Percent(27)	Maximum Number Offered by Selling Shareholder(28)	Number of Shares Beneficially Owned After Completion of Offering(29)	Percent(30)
3i, LP	614,334	(1)	1.33%	614,334	—	—
Armistice Capital Master Fund Ltd.	3,333,562	(2)	4.99%	2,866,896	466,666	*
Bigger Capital Fund LP	409,557	(3)	*	409,557	—	—
Boothbay Absolute Return Strategies, LP	203,466	(4)	*	203,466	—	—
Boothbay Diversified Alpha Master Fund LP	103,701	(5)	*	103,701	—	—
BPY Limited	245,733	(6)	*	245,733	—	—
Cavalry Fund I LP	528,531	(7)	1.14%	136,203	392,328	*
Cavalry Special Ops Fund, LLC	136,203	(8)	*	136,203	—	—
Connective Capital 1 QP LP	60,281	(9)	*	56,754	3,527	—
Connective Capital Emerging Energy QP, LP	111,542	(10)	*	107,070	4,472	—
CVI Investments, Inc., by Heights Capital Management, Inc., its authorized signatory	3,007,950	(11)	4.99%	3,000,000	7,950	*
District 2 Capital Fund, LP	427,554	(12)	*	409,554	18,000	*
Hamilton Stuart Capital	45,000	(13)	*	45,000	—	—
Hudson Bay Master Fund Ltd.	1,439,448	(14)	3.10%	1,433,448	6,000	*
Intracoastal Capital, LLC	2,071,304	(15)	4.39%	1,228,668	842,636	1.59%
Iroquois Capital Investment Group LLC	130,491	(16)	*	122,868	7,623	*
Iroquois Master Fund Ltd.	316,241	(17)	*	286,689	29,552	*
KBB Asset Management	102,687	(18)	*	102,387	300	—
Lind Global Macro Fund, LP	1,185,443	(19)	2.55%	1,023,891	161,552	*
Nomis Bay Ltd.	368,601	(20)	*	368,601	—	—
Sabby Volatility Warrant Master Fund, Ltd.	3,879,268	(21)	4.99%	3,276,450	602,818	1.14%
Charles Worthman	15,989	(22)	*	6,553	9,436	*
Craig Schwabe	32,116	(23)	*	22,116	10,000	*
Michael Vasinkevich	811,782	(24)	1.73%	420,205	391,577	*
Noam Rubinstein	814,272	(25)	1.74%	411,196	403,076	*

* Less than 1%

(1)
Holds (i) 409,556 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 204,778 ordinary shares, all of which are ordinary shares underlying the February 2021 Institutional Warrants. Maier Tarlow has sole voting and dispositive power over the securities held for the account of this selling shareholder. The selling shareholder’s address is 140 Broadway, 38 Floor, New York, New York 10005.

(2)
Holds (i) 1,911,264 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 1,422,298 ordinary shares, 955,632 of which are ordinary shares underlying the February 2021 Institutional Warrants and the remainder of which are ordinary shares underlying the June 2019 Institutional Warrants. Armistice Capital, LLC (“Armistice LLC”), the investment manager of Armistice Capital Master Fund Ltd. (“Armistice Ltd.”), and Steven Boyd, the managing member of Armistice LLC, hold shared voting and dispositive power over the shares held by Armistice Ltd. The principal business address of Armistice Ltd. is c/o Armistice Capital, LLC 510 Madison Avenue, 7th Floor New York, NY 10022. Armistice LLC and Steven Boyd disclaim beneficial ownership over the securities held by Armistice Ltd., except to the extent of their pecuniary interest therein.

(3)
Holds (i) 273,038 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 136,519 ordinary shares, all of which are ordinary shares underlying the February 2021 Institutional Warrants. Bigger Capital GP, LLC is the general partner of Bigger Capital Fund, LP. Bigger Capital, LLC is the investment manager of Bigger Capital Fund, LP.  Mr. Michael Bigger is a managing partner of Bigger Capital GP, LLC and has sole voting and investment power over the Common Shares being offered under this prospectus. Bigger Capital GP, LLC and Mr. Bigger may deemed to beneficially own the Common Shares of the Company beneficially held by Bigger Capital Fund, LP. The principal business address of Bigger Capital Fund, LP is 11434 Glowing Sunset LN, Las Vegas, NV 89135.

(4)
Holds (i) 135,644 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 67,822 ordinary shares, all of which are ordinary shares underlying the February 2021 Institutional Warrants. Boothbay Absolute Return Strategies, LP, a Delaware limited partnership “BBARS”), is managed by Boothbay Fund Management, LLC, a Delaware limited liability company (“Boothbay”). Boothbay, in its capacity as the investment manager of BBARS, has the power to vote and the power to direct the disposition of all securities held by BBARS. Ari Glass is the Managing Member of Boothbay. Each of BBARS, Boothbay and Mr. Glass disclaim beneficial ownership of these securities, except to the extent of any pecuniary interest therein.

(5)
Holds (i) 69,134 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 34,567 ordinary shares, all of which are ordinary shares underlying the February 2021 Institutional Warrants. Boothbay Diversified Alpha Master Fund LP, a Cayman Islands limited partnership (“BBDAMF”), is managed by Boothbay Fund Management, LLC, a Delaware limited liability company (“Boothbay”). Boothbay, in its capacity as the investment manager of BBDAMF, has the power to vote and the power to direct the disposition of all securities held by BBDAMF. Ari Glass is the Managing Member of Boothbay. Each of BBDAMF, Boothbay and Mr. Glass disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein.

(6)
Holds (i) 163,822 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 81,911 ordinary shares, all of which are ordinary shares underlying the February 2021 Institutional Warrants. Peter Poole has voting and dispositive power over the shares held by BPY Limited. The address for BPY Limited is 45 Reid Street, Wessex House, Hamilton, Bermuda HM12.

(7)
Holds (i) 90,802 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 437,729 ordinary shares, 45,401 of which are ordinary shares underlying the February 2021 Institutional Warrants and the remainder of which are ordinary shares underlying the December 2020 Institutional Warrants. Thomas Walsh, General Partner and Chief Information Officer of Calvary Fund I LP, has sole voting control and investment discretion over the securities held by Calvary. As a result, Mr. Walsh may be deemed to have beneficial ownership over such shares of Calvary. The principal business address of Cavalry is 61 Kinderkamack Rd., Woodcliff Lake, NJ 07677.

(8)
Holds (i) 90,802 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 45,401 ordinary shares, all of which are ordinary shares underlying the February 2021 Institutional Warrants. Thomas Walsh, manager of Calvary Special Ops Fund, LLC has sole voting control and investment discretion over the securities held by Calvary. As a result, Mr. Walsh may be deemed to have beneficial ownership over such shares of Calvary. The principal business address of Cavalry is 61 Kinderkamack Rd., Woodcliff Lake, NJ 07677.

(9)
Holds (i) 37,836 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 18,918 ordinary shares, all of which are ordinary shares underlying the February 2021 Institutional Warrants. Robert Romero has voting and dispositive power over the shares listed on behalf of the selling shareholder.

(10)
Holds (i) 71,380 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 35,690 ordinary shares, all of which are ordinary shares underlying the February 2021 Institutional Warrants. Robert Romero has voting and dispositive power over the shares listed on behalf of the selling shareholder.

(11)
Holds (i) 2,000,000 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 1,007,950 ordinary shares, 1,000,000 of which are ordinary shares underlying the February 2021 Institutional Warrants and the remainder of which are ordinary shares underlying the November 2016 Institutional Warrants. Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc., has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI Investments, Inc.is affiliated with one or more FINRA member, none of whom are currently expected to participate in the sale of shares pursuant to this prospectus.

(12)
Holds (i) 273,036 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 154,518 ordinary shares, 136,518 of which are ordinary shares underlying the February 2021 Institutional Warrants and the remainder of which are ordinary shares underlying the June 2019 Institutional Warrants. District 2 GP LLC is the general partner of District 2 Capital Fund, LP. District 2 Capital LP is the investment manager of District 2 Capital Fund, LP, and District 2 Holdings LLC is the general partner of District 2 Capital LP. Mr. Michael Bigger is a managing partner of District 2 GP LLC and District 2 Holdings LLC and has sole voting and investment power over the Common Shares being offered under this prospectus. District 2 GP LLC, District 2 Holdings LLC and Mr. Bigger may deemed to beneficially own the Common Shares of the Company beneficially held by District 2 Capital Fund, LP. The principal business address of District 2 Capital Fund, LP is 175 West Carver, Huntington, New York 11743.

(13)
Holds (i) 30,000 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 15,000 ordinary shares, all of which are ordinary shares underlying the February 2021 Institutional Warrants.  The address of the selling shareholder is 101 Wigmore Street, 5th Floor, London, Greater London W1U 1QU.

(14)
Holds (i) 955,632 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 483,816 ordinary shares, 477,816 of which are ordinary shares underlying the February 2021 Institutional Warrants and the remainder of which are ordinary shares underlying the November 2016 Oppenheimer Warrants. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. The principal business address of Hudson Bay Master Fund Ltd. is 777 Third Ave, 30th Floor, New York, NY 10017.

(15)
Holds (i) 835,626 ordinary shares, 819,112 of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 1,235,678 ordinary shares, 409,556 of which are ordinary shares underlying the February 2021 Institutional Warrants and the remainder of which are ordinary shares underlying the December 2020 Institutional Warrants, July 2020 Institutional Warrants, June 2019 Institutional Warrants, April 2019 Institutional Warrants and November 2016 Oppenheimer Warrants. Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership of the securities reported herein that are held by Intracoastal. The principal business address of Intracoastal is 245 Palm Trail, Delray Beach, FL 33482.

(16)
Holds (i) 81,912 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 48,579 ordinary shares, 40,956 of which are ordinary shares underlying the February 2021 Institutional Warrants and the remainder of which are ordinary shares underlying the July 2020 Institutional Warrants. Richard Abbe is the managing member of Iroquois Capital Investment Group LLC. Mr. Abbe has voting control and investment discretion over securities held by Iroquois Capital Investment Group LLC. As such, Mr. Abbe may be deemed to be the beneficial owner of the securities held by Iroquois Capital Investment Group LLC. The selling shareholder’s address is 125 Park Avenue, 25th Floor, New York, New York 10017.

(17)
Holds (i) 191,126 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 125,115 ordinary shares, 95,563 of which are ordinary shares underlying the February 2021 Institutional Warrants and the remainder of which are ordinary shares underlying the July 2020 Institutional Warrants.  Iroquois Capital Management L.L.C. is the investment manager of Iroquois Master Fund, Ltd. Iroquois Capital Management, LLC has voting control and investment discretion over securities held by Iroquois Master Fund. As Managing Members of Iroquois Capital Management, LLC, Richard Abbe and Kimberly Page make voting and investment decisions on behalf of Iroquois Capital Management, LLC in its capacity as investment manager to Iroquois Master Fund Ltd. As a result of the foregoing, Mr. Abbe and Mrs. Page may be deemed to have beneficial ownership  of the securities held by Iroquois Capital Management and Iroquois Master Fund. The selling shareholder’s address is 125 Park Avenue, 25th Floor, New York, New York 10017.

(18)
Holds (i) 68,258 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 34,429 ordinary shares, 34,129 of which are ordinary shares underlying the February 2021 Institutional Warrants and the remainder of which are ordinary shares underlying the November 2016 Institutional Warrants. Steven Segal has sole voting and dispositive power over, and may be deemed to beneficially own, the securities of the Company reported herein that are held by KBB Asset Management. The business address of KBB Asset Management is 253 West 73, Apt. 4C, New York, New York 10023.

(19)
Holds (i) 682,594 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 502,849 ordinary shares, 341,297 of which are ordinary shares underlying the February 2021 Institutional Warrants and the remainder of which are ordinary shares underlying the December 2020 Institutional Warrants. Jeff Easton is the managing member of The Lind Partners, LLC which is the manager of Lind Global Macro Fund, LP and has sole voting control and investment discretion over the securities held by Lind Global Macro Fund, LP. Mr. Easton disclaims beneficial ownership over the securities listed except to the extent of his pecuniary interest therein. The principal business address of Lind is 444 Madison Ave, 41st Floor, New York, NY 10022.

(20)
Holds (i) 245,734 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 122,867 ordinary shares, all of which are ordinary shares underlying the February 2021 Institutional Warrants. Peter Poole has voting and dispositive power over the shares held by Nomis Bay Ltd. The address for Nomis Bay Ltd. is 45 Reid Street, Wessex House, Hamilton, Bermuda HM12.

(21)
Holds (i) 2,184,300 ordinary shares, all of which are February 2021 Shares, and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 1,694,968 ordinary shares, 1,092,150 of which are ordinary shares underlying the February 2021 Institutional Warrants and the remainder of which are ordinary shares underlying the June 2019 Institutional Warrants and April 2019 Institutional Warrants. Sabby Management, LLC, the investment manager of Sabby Volatility Warrant Master Fund, Ltd., and Hal Mintz, manager of Sabby Management, LLC, may be deemed to share voting and dispositive power with respect to these securities. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.  The principal business address of Sabby Volatility Warrant Master Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The principal business address of Sabby Management, LLC and Hal Mintz is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458.

(22)
Holds other outstanding warrants to purchase 12,796 ordinary shares and February 2021 HCW Warrants to purchase 6,553 ordinary shares issued to the selling shareholder as a representative of H.C. Wainwright. The principal business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, New York 10128.

(23)
Holds other outstanding warrants to purchase 32,639 ordinary shares and February 2021 HCW Warrants to purchase 22,116 ordinary shares issued to the selling shareholder as a representative of H.C. Wainwright. The principal business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, New York 10128.

(24)
Holds other outstanding warrants to purchase 821,719 ordinary shares and February 2021 HCW Warrants to purchase 420,205 ordinary shares issued to the selling shareholder as a representative of H.C. Wainwright. The principal business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, New York 10128.

(25)
Holds (i) 136,520 ordinary shares, all of which are February 2021 Shares (ii) other outstanding warrants to purchase 403,076 ordinary shares; (iii) February 2021 Institutional Warrants to purchase 68,260 ordinary shares and (iv) February 2021 HCW Warrants to purchase 206,416 ordinary shares issued to the selling shareholder as a representative of H.C. Wainwright. The principal business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, New York 10128.

(26)
Includes all ordinary shares held outright and ordinary shares underlying all warrants, whether or not registered hereby, and whether or not they may be exercised due to beneficial ownership limitations on exercise discussed in footnote 27 below.

(27)
Under the terms of the February 2021 Warrants, a selling shareholder may not exercise Warrants to the extent that such selling shareholder, together with its affiliates, would beneficially own, after such exercise, more than 4.99% or 9.99%, as applicable, of the ordinary shares then outstanding (subject to the right of a selling shareholder with a 4.99% ownership limitation to increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%) and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered. Substantially similar beneficial ownership limitations of 4.99% or 9.99% are found in other outstanding warrants held by the selling shareholders.

(28)
Represents the maximum number of ordinary shares that may be offered based on the assumption that all of the outstanding February 2021 Warrants held by the selling shareholder will be exercised for cash, irrespective of limitations on exercise discussed in footnote 27 above.

(29)
Represents the number of ordinary shares that will be beneficially owned, irrespective of limitations on exercise discussed in footnote 27 above, by each selling shareholder after completion of this offering. Each number is based on the assumptions that (i) all of the ordinary shares registered for resale by the registration statement of which this prospectus is a part will be sold (following exercise of the February 2021 Warrants), (ii) no other ordinary shares will be sold (including ordinary shares held outright or underlying other outstanding warrants owned as of February 26, 2021) or acquired by the selling shareholder before completion of this offering and (iii) no exercise or vesting of any other warrants or outstanding convertible securities issued by the Company.

(30)
Each applicable percentage ownership following the offering is based on 52,102,818 shares outstanding as of February 26, 2021, assuming the exercise of all the outstanding February 2021 Warrants and the resale of all February 2021 Shares and ordinary shares underlying the February 2021 Warrants by the selling shareholders in offerings under this prospectus.

PLAN OF DISTRIBUTION

Each selling shareholder of the resale securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the  selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The  selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. If any selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer or other agent for the sale of shares through a block trade or certain other methods, we may be required to file an amendment or supplement to this prospectus pursuant to applicable SEC rules promulgated under the Securities Act.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the resale securities. Other than in connection with indemnification, we will bear only the costs, expenses and fees in connection with the registration of the resale securities (which do not include the fees and expenses of any selling shareholder counsel). The Company has also agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. The selling shareholders will pay any commissions, discounts and transfer taxes attributable to the sales of the resale securities.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the ordinary shares by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the offered securities under Israeli law will be passed upon for us by Goldfarb Seligman & Co., Tel Aviv, Israel.  Certain legal matters with respect to U.S. federal securities laws and New York law will be passed upon for us by White & Case LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020 incorporated by reference into this prospectus have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in its report thereon and appearing therein, and are incorporated by reference in reliance upon such report given on the authority of such firm as an expert in accounting and auditing. The offices of Kost, Forer Gabbay & Kasierer are located at 144 Menachem Begin Road, Tel Aviv, 6492102.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File No. 333-254147) under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which is part of our registration statement on Form S-1, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us and the securities offered by this prospectus, please refer to the registration statement.  You may access copies at the SEC’s website (www.sec.gov).

We are subject to the information reporting requirements of the Exchange Act applicable to U.S. domestic issuers and, as such, file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC’s website (www.sec.gov) also contains reports, proxy statements and other information regarding issuers, such as us, that file electronically with the SEC. We also maintain a website (www.rewalk.com), from which you can access such reports and other information free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents after the effective date of the registration statement to which this prospectus relates and prior to the termination of the offering under this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on February 18, 2021;

•	our current report on Form 8-K filed with the SEC on February 25, 2020; and

•
the description of our ordinary shares contained in Item 1 of the Registration Statement on Form 8-A (File No. 001-36612) filed with the SEC on September 2, 2014, as updated by Exhibit 4.2 to the 2020 Form 10-K (description of the Company’s securities registered pursuant to Section 12 of the Exchange Act) and any other amendment or report filed for the purpose of updating that description.

       In addition, we incorporate by reference into this prospectus any filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the effective date of the registration statement to which this prospectus relates and until the termination or completion of the offering hereunder (in each case, except for the information furnished under Item 2.02 or Item 7.01 in any current report on Form 8-K). Notwithstanding the foregoing, no information is incorporated by reference in this prospectus or any prospectus supplement hereto where such information under applicable forms and regulations of the SEC is not deemed to be “filed” under Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless we indicate in this prospectus or the report or filing containing such information that the information is to be considered “filed” under the Exchange Act or is to be incorporated by reference in this prospectus or any prospectus supplement hereto.

Certain statements in and portions of this prospectus update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above-listed documents.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. It may be difficult to obtain service of process within the United States upon us, upon our directors and executive officers, a majority of whom reside outside of the United States, and upon those Israeli experts named in this prospectus who reside outside of the United States. Furthermore, because a majority of our assets and a majority of our directors and executive officers are located outside of the United States, any judgment obtained in the United States against us, certain of our directors and executive officers or the Israeli experts named herein may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel, Goldfarb Seligman & Co., Tel Aviv, that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.

We have irrevocably appointed our subsidiary, ReWalk Robotics Inc., which is incorporated in Delaware, as our agent to receive service of process in any action against us in any United States federal or state court arising out of offerings or sales pursuant to this prospectus or any purchase or sale of securities in connection with this prospectus. Subject to specified time limitations and legal procedures, Israeli courts may enforce a non-appealable foreign judgment in a civil matter, provided that, among other things:

•
the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the foreign state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgment is not contrary to the public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the foreign court; and

•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Traditionally, in an action before an Israeli court to recover an amount in a non-Israeli currency, the Israeli court issues a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus a per-annum statutory rate of interest set on a quarterly basis by Israeli regulations. Judgment creditors must bear the risk of unfavorable exchange rates. The trend in recent years has increasingly been for Israeli courts to enforce a foreign judgment in the foreign currency specified in the judgment, in which case there are also applicable rules regarding the payment of interest.

ReWalk Robotics Ltd.

10,921,502 Ordinary Shares
6,116,041 Ordinary Shares
Issuable upon Exercise of Outstanding Warrants
To Be Sold by Selling Shareholders
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PROSPECTUS
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